ESSEX PROPERTY TRUST, INC.
925 East Meadow Drive
Palo Alto, California 94303

April 8, 2004

Dear Stockholder:

You are cordially invited to attend the 2004 annual meeting of stockholders of Essex Property Trust, Inc., a Maryland corporation (the "Company"), to be held at the Stanford Park Hotel, 100 El Camino Real, Menlo Park, California 94025, on May 11, 2004, at 1:00 p.m., Pacific Standard Time.

The attached notice of annual meeting and proxy statement describe the matters expected to be acted upon at the meeting. We urge you to review these materials carefully.

Please use this opportunity to take part in the Company's affairs by voting on the business to be presented at the meeting. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy card as promptly as possible. If you attend the meeting, you may vote in person, even if you have previously mailed your proxy card.

We look forward to seeing you at the annual meeting.

Sincerely,



Keith R. Guericke
Vice Chairman of the Board,
Chief Executive Officer and President

ESSEX PROPERTY TRUST, INC.

Notice of Annual Meeting of Stockholders
To Be Held May 11, 2004

The 2004 annual meeting of stockholders (the "Annual Meeting") of Essex Property Trust, Inc., a Maryland corporation (the "Company"), will be held at the Stanford Park Hotel, 100 El Camino Real, Menlo Park, California 94025 on May 11, 2004, at 1:00 p.m., Pacific Standard Time, to consider and vote upon the following proposals:

1. Election of the following three Class I directors of the Company to serve until the 2007 annual meeting of stockholders and until their successors are elected and qualified: Keith R. Guericke, Issie N. Rabinovitch and Thomas E. Randlett.

2. Approval of the Essex Property Trust, Inc. 2004 Stock Incentive Plan;

3. Ratification of the appointment of KPMG LLP as the independent auditors for the Company for the year ending December 31, 2004; and

4. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business, including the nominees for directors, are more fully described in the proxy statement which is attached and made a part of this notice.

The Board of Directors has fixed the close of business on February 27, 2004 as the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting and any adjournment or postponement thereof.

Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope to ensure your representation and the presence of a quorum at the Annual Meeting. If you send in your proxy card and then decide to attend the Annual Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

By Order of the Board of Directors,



Keith R. Guericke
Vice Chairman of the Board,
Chief Executive Officer and President

Palo Alto, California
April 8, 2004

Mailed to Stockholders on or about April 8, 2004

ESSEX PROPERTY TRUST, INC.
925 East Meadow Drive
Palo Alto, California 94303

This Proxy Statement is furnished to the holders (the "Stockholders") of the outstanding shares of Common Stock $0.0001 par value (the "Common Stock") of Essex Property Trust, Inc., a Maryland corporation (the "Company"), in connection with the solicitation by the Company's Board of Directors (the "Board") of proxies in the accompanying form for use in voting at the 2004 annual meeting of Stockholders of the Company (the "Annual Meeting") to be held on May 11, 2004 at 1:00 p.m., Pacific Standard Time, at the Stanford Park Hotel, 100 El Camino Real, Menlo Park, California 94025, and any adjournment or postponement thereof.

Form of Proxy Card

This Proxy Statement is accompanied by a form of proxy card for use by Stockholders.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is exercised by delivering to the Company (to the attention of Mr. Jordan E. Ritter) a written notice of revocation or a properly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person.

Solicitation and Voting Procedures

The solicitation of proxies will be conducted by mail and the Company will bear all attendant costs. These costs will include the expense of preparing and mailing proxy materials for the Annual Meeting and reimbursements paid to brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the Annual Meeting to the Stockholders.

The Company may use the services of Corporate Investor Communications, Inc. to assist in soliciting proxies and, in such event, the Company expects to pay approximately $10,000 for such services. The Company may conduct further solicitation personally, telephonically or by facsimile through its officers, directors and regular employees, none of whom will receive additional compensation for assisting with the solicitation.

The presence at the Annual Meeting, either in person or by proxy, of Stockholders holding a majority of the shares of Common Stock outstanding on the Record Date (as defined below) will constitute a quorum for the purposes of approving Proposals 1, 2 and 3 at the Annual Meeting. The close of business on February 27, 2004 has been fixed as the record date (the "Record Date") for determining the Stockholders entitled to notice of and to vote at the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on Proposals 1, 2 and 3. As of the Record Date, there were 22,850,994 shares of Common Stock outstanding.

Shares of Common Stock represented by proxies that reflect abstentions or "broker non-votes" (i.e., shares held by a broker or nominee which are represented at the Annual Meeting but with respect to which such broker or nominee is not empowered to vote on a particular proposal) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. The affirmative vote of a plurality of the shares of Common Stock present in person or by proxy and entitled to vote is required to elect directors. Accordingly, abstentions or broker non-votes as to the election of directors will not affect the election of the candidates receiving the most votes. Approval of Proposals 2 and 3 requires the affirmative vote of a majority of the shares of Common Stock who are present or represented by proxy and entitled to vote at the Annual Meeting. For purposes of the vote on Proposals 2 and 3, abstentions will have the same effect as a vote against such Proposals and broker non-votes will not be counted as votes cast and will have no effect on the result of the vote on such Proposals.

Stockholder votes will be tabulated by the persons appointed by the Board to act as inspectors of election for the Annual Meeting. The New York Stock Exchange permits member organizations to give proxies, whether or not instructions have been received from beneficial owners, to vote as to the election of directors and also on matters of the type contained in Proposal 3. Proxies cannot be given without instructions from beneficial owners on matters of the type contained in Proposal 2. The shares of Common Stock represented by properly executed proxy cards will be voted at the Annual Meeting as indicated or, if no instruction is given, in favor of Proposals 1 and 3. The Company does not presently know of any other business which may come before the Annual Meeting.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of the proxy statement and annual report may have been sent to multiple Stockholders in a Stockholder's household. The Company will promptly deliver a separate copy of either document to any Stockholder who contacts the Company's investor relations department at (650) 849-1682 requesting such copies. If a Stockholder is receiving multiple copies of the proxy statement and annual report at the Stockholder's household and would like to receive a single copy of these documents for a Stockholder's household in the future, Stockholders should contact their broker, other nominee record holder, or the Company's investor relations department to request mailing of a single copy of the proxy statement and annual report.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of shares of Common Stock as of the Record Date for (i) each person known by the Company to hold more than 5% of the outstanding shares of the Company's Common Stock, (ii) each director and each of the executive officers named in the Summary Compensation Table below, and (iii) all directors and such executive officers as a group.

Beneficial ownership in the following table is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the Record Date are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table below has sole voting and investment power with respect to the shares set forth opposite such person's name.

Name	Amount and Nature of Beneficial Ownership (1)	Percentage of Common Stock Outstanding (2)	Percentage of Shares of Common Stock Outstanding and Operating Partnership Interests (3)
George M. Marcus (4)(5)	1,746,282	7.2%	6.9%
William A. Millichap (4)(6)	583,891	2.5%	2.3%
Keith R. Guericke (4)(7)	180,483	*	*
Michael J. Schall (4)(8)	102,302	*	*
John D. Eudy (4)(9)	25,214	*	*
Robert C. Talbott (4)(10)	19,641	*	*
Craig K. Zimmerman (4)(11)	50,861	*	*
David W. Brady (4)(12)	5,000	*	*
Robert E. Larson (4)(13)	20,492	*	*
Gary P. Martin (4)(14)	20,000	*	*
Issie N. Rabinovitch (4)(15)	20,000	*	*
Thomas E. Randlett (4)(16)	31,104	*	*
Willard H. Smith, Jr. (4)(17)	20,000	*	*
All directors and executive officers as a group (13 persons) (18)	2,352,836	9.5%	9.3%
Stichting Pensioenfonds APB (19)	1,909,400	8.4%	7.6%
Lend Lease Rosen Real Estate Securities (20)	1,493,965	6.5%	5.9%
Cohen & Steers Capital Management, Inc. (21)	1,402,708	6.1%	5.6%
John M. Sachs (22)	1,374,055	6.0%	5.5%
Morgan Stanley (23)	1,242,844	5.4%	4.9%
INVESCO Asset Management Limited (24)	1,199,409	5.2%	4.8%

———

(1) Mr. Marcus, certain officers and directors of the Company and certain other entities and investors own limited partnership interests in Essex Portfolio, L.P., a California limited partnership (the "Operating Partnership"), which presently aggregate to approximately a 9.2% limited partnership interest. The Company presently has approximately a 90.8% general partnership interest in the Operating Partnership. The limited partners of the Operating Partnership share with the Company, as general partner, in the net income or loss and any distributions of the Operating Partnership. Pursuant to the partnership agreement of the Operating Partnership, limited partnership interests can be exchanged into shares of the Company's Common Stock.

(2) With respect to shares of Common Stock, assumes exchange of the limited partnership interests in the Operating Partnership held by such person, if any, into shares of the Company's Common Stock. The total number of shares outstanding used in calculating this percentage assumes that none of the limited partnership interests or vested options held by other persons are exchanged or converted into shares of the Company's Common Stock and is based on 22,850,994 shares of the Company's Common Stock outstanding as of the Record Date.

(3) Assumes exchange of all outstanding limited partnership interests (including non-forfeitable Series Z and Series Z-1 Incentive Units) in the Operating Partnership for shares of the Company's Common Stock, which would result in an additional 2,356,181 outstanding shares of the Company's Common Stock. Assumes that none of the interests in partnerships (such as Downreits), other than the Operating Partnership, held by other persons are exchanged into shares of Common Stock, and that none of the vested stock options held by other persons are converted into shares of the Company's Common Stock.

(4) The business address of such person is 925 East Meadow Drive, Palo Alto, California 94303.

(5) Includes 1,140,482 shares of Common Stock that may be issued upon the exchange of all of Mr. Marcus' limited partnership interests in the Operating Partnership and in certain other partnerships and 301,494 shares and 15,941 shares of Common Stock that may be issued upon the exchange of all the limited partnership interests in the Operating Partnership held by The Marcus & Millichap Company ("M&M") and Essex Portfolio Management Company ("EPMC"), respectively. Also includes 155,000 shares of Common Stock held by M&M, 22,265 shares of Common Stock held in The Marcus & Millichap Company 401(k) Plan (the "M&M 401(k) Plan"), 32,500 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date and 2,000 shares of Common Stock held by Mr. Marcus' children. Mr. Marcus is a principal stockholder of each of M&M and EPMC and may be deemed to own beneficially, and to share the voting and dispositive power of, 472,435 shares of Common Stock (including shares issuable upon exchange of limited partnership interests). Mr. Marcus disclaims beneficial ownership of (i) all shares, options and limited partnership interests held by M&M, and (ii) 6,376 shares of the 15,941 shares of Common Stock that may be issued upon conversion of limited partnership interests held by EPMC.

(6) Includes 73,099 shares of Common Stock that may be issued upon the exchange of all of Mr. Millichap's limited partnership interests in the Operating Partnership and 301,494 shares and 15,941 shares of Common Stock that may be issued upon the exchange of all of the limited partnership interests in the Operating Partnership held by M&M and EPMC, respectively. Also includes 155,000 shares of Common Stock held by M&M, 15,000 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date and 15,957 shares of Common Stock held in the M&M 401(k) Plan. Mr. Millichap is the Chairman of M&M and a principal stockholder in EPMC and may be deemed to own beneficially, and to share the voting and dispositive power of, 472,435 shares of Common Stock (including shares issuable upon conversion of limited partnership interests). Mr. Millichap disclaims beneficial ownership of (i) all shares, options and limited partnership interests held by M&M and (ii) 9,565 shares of the 15,941 shares of Common Stock that may be issued upon conversion of limited partnership interests held by EPMC.

(7) Includes 82,564 shares of Common Stock that may be issued upon the exchange of all of Mr. Guericke's limited partnership interests in the Operating Partnership. Also includes 39,000 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date, 4,839 shares of Common Stock held in the Essex Property Trust, Inc. 401(k) Plan (the "Essex 401(k) Plan"), 11,521 shares of Common Stock issuable upon satisfying certain vesting requirements of the Company's Phantom Stock Plan, and 10,441 shares that may be issued in exchange for non-forfeitable Series Z Incentive Units. Excludes 18,971 shares of Common Stock issuable upon satisfying certain requirements of the Series Z Incentive Units. See "Series Z and Series Z-1 Incentive Units" below.

(8) Includes 35,354 shares of Common Stock that may be issued upon the exchange of all of Mr. Schall's limited partnership interests in the Operating Partnership. Also includes 15,000 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date, 3,574 shares of Common Stock held in the Essex 401(k) Plan, 8,640 shares of Common Stock issuable upon satisfying certain vesting requirements of the Company's Phantom Stock Plan, and 8,771 shares that may be issued in exchange for non-forfeitable Series Z Incentive Units. Further includes 860 shares of Common Stock held by Mr. Schall's three minor children. Excludes 15,935 shares of Common Stock issuable upon satisfying certain requirements of the Series Z Incentive Units. See "Series Z and Series Z-1 Incentive Units" below.

(9) Includes 7,457 shares of Common Stock that may be issued upon the exchange of all of Mr. Eudy's limited partnership interests in the Operating Partnership. Also includes 1,370 shares of Common Stock held in the Essex 401(k) Plan and 7,517 shares that may be issued in exchange for non-forfeitable Series Z Incentive Units. Excludes 13,659 shares of Common Stock issuable upon satisfying certain requirements of the Series Z Incentive Units. See "Series Z and Series Z-1 Incentive Units" below.

(10) Includes 3,131 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date and 6,682 shares of Common Stock that may be issued in exchange for non-forfeitable Series Z

Incentive Units. Excludes 12,141 shares of Common Stock issuable upon satisfying certain requirements of the Series Z Incentive Units. See "Series Z and Series Z-1 Incentive Units" below.

(11) Includes 25,425 shares of Common Stock that may be issued upon the exchange of all of Mr. Zimmerman's limited partnership interests in the Operating Partnership and certain other partnerships. Also includes 7,517 shares that may be issued in exchange for non-forfeitable Series Z Incentive Units. Excludes 13,659 shares of Common Stock issuable upon satisfying certain requirements of the Series Z Incentive Units. See "Series Z and Series Z-1 Incentive Units" below.

(12) Includes 5,000 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(13) Includes 10,000 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(14) Includes 15,000 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(15) Includes 7,500 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(16) Includes 18,000 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date.

(17) Includes 15,000 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date. Mr. Smith is a director of certain funds of Cohen & Steers and he disclaims beneficial ownership of the shares of Common Stock of the Company held by Cohen & Steers Capital Management.

(18) Includes 1,681,816 shares of Common Stock that may be issued upon the exchange of all of the executive officers' and directors' limited partnership interests in the Operating Partnership and certain other partnerships and 175,131 shares of Common Stock subject to options that are exercisable within 60 days of the Record Date. Also, includes 40,929 shares that may be issued in exchange for non-forfeitable Series Z Incentive Units and 20,161 shares issuable upon satisfying certain vesting requirements of the Company's Phantom Stock Plan. Excludes 74,365 shares of Common Stock issuable upon satisfying the requirements of the Series Z Incentive Units. See "Series Z and Series Z-1 Incentive Units" below.

(19) As reported on Schedule 13G/A, filed February 6, 2004, Stichting Pensioenfonds ABP has the sole power to vote or direct the vote of 1,909,400 shares and the sole dispositive power over 1,909,400 shares. The address for Stichting Pensioenfonds ABP is Oude Lindestraat 70, Post bus 2889, 6401 DL Heerlen, The Kingdom of the Netherlands.

(20) As reported on Schedule 13G, filed February 12, 2004, Rosen Financial Services II, LLC, and Lend Lease Real Estate Investments are owners of Lend Lease Rosen ("Lend Lease Rosen") Real Estate Securities LLC, a registered investment advisor. Lend Lease Rosen has sole power to vote or direct the vote of 747,397 shares, sole dispositive power over 1,478,405 shares and shared dispositive power over 15,560 shares. The address for Lend Lease Rosen is 1995 University Avenue, Suite 550, Berkeley, California 94704.

(21) As reported on Schedule 13G/A, filed February 17, 2004, Cohen & Steers Capital Management, Inc. has the sole power to vote or direct the vote of 1,198,708 shares and the sole dispositive power over 1,402,708 shares. The address for Cohen & Steers Capital Management, Inc. is 757 Third Avenue, New York, New York 10017.

(22) As reported on Schedule 13G/A filed February 13, 2004, John M. Sachs is the co-trustee of trusts holding Essex shares; he has the shared power to vote and direct the vote of 760,000 shares, shared dispositive power over 760,000 shares, sole power to vote and direct the vote of 614,055 and sole dispositive power over 614,055. The address for John M. Sachs is 2399 Camino Del Rio South, Suite 101, San Diego, CA 92108.

(23) As reported on Schedule 13G/A, filed February 17, 2004, Morgan Stanley Investment Management, Inc. is a wholly owned subsidiary of Morgan Stanley. Both entities are investment advisors registered under Section 203 of the Investment Advisors Act of 1940. Morgan Stanley has the shared power to vote and direct the vote of 1,242,844 shares and shared dispositive power over 1,242,844 shares. Morgan Stanley Investment Management, Inc. has the shared power to vote and direct the vote of 1,113,800 shares and shared dispositive power over 1,113,800 shares. Addresses: Morgan Stanley, 1585 Broadway, New York, New York 10036. Morgan Stanley Investment Management, Inc., 1221 Avenue of the Americas, New York, New York 10020.

(24) As reported on Schedule 13G, filed February 17, 2004, INVESCO Asset Management Limited is an investment advisor that is affiliated with INVESCO North American Holdings, Inc. INVESCO Asset Management Limited has the shared dispositive power over 1,199,409 shares. INVESCO North American Holdings, Inc. has the shared power to vote and direct the vote of 1,199,409 shares and shared dispositive power over 1,199,409 shares. Addresses: INVESCO Asset Management Limited, 30 Finesburg Square, London, United Kingdom EC2A 1AG. INVESCO North American Holdings, Inc., 4350 South Monaco Street, Denver, CO 80237.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Company's Charter divides the Company's directors into three classes. The members of each class of directors serve staggered three-year terms. The Board presently has the following ten directors: Keith R. Guericke, Issie N. Rabinovitch and Thomas E. Randlett who are classified as Class I directors; David W. Brady, Robert E. Larson, Michael J. Schall and Willard H. Smith, Jr. who are classified as Class II directors; and George M. Marcus, Gary P. Martin, and William A. Millichap who are classified as Class III directors. The terms of each of the current Class I, Class II and Class III directors expire at the annual meetings of stockholders to be held in 2004, 2005 and 2006, respectively, and upon such directors' respective successors being elected and qualified or until any such directors' earlier resignation or removal.

At the Annual Meeting, the Stockholders will elect three directors: if elected, nominees Keith R. Guericke, Issie N. Rabinovitch and Thomas E. Randlett will serve as Class I directors for three-year terms. All of the nominees are currently directors of the Company, and each of the nominees named below has consented, if elected as a director of the Company, to serve until his term expires. The Class I directors will serve until the annual meeting of stockholders to be held in 2007 and until such directors' respective successors are elected and qualified or until such directors' earlier resignation or removal. The Board believes that each such nominee will stand for election and will serve if elected as a director. However, in the event any nominee is unable or unwilling to serve as a director at the time of the Annual Meeting, the proxies may be voted for the balance of those nominees named and for any substitute nominee designated by the present Board or the proxy holders to fill such vacancy, or for the balance of those nominees named without nomination of a substitute, or the Board may be reduced in accordance with the Bylaws of the Company.

The affirmative vote of a plurality of the shares of Common Stock present in person or by proxy and entitled to vote at the Annual Meeting, assuming a quorum is present, is necessary for the election of a director. For purposes of the election of directors, abstentions and other shares not voted will not be counted as votes cast and will have no effect on the result of the vote.

Certain information about Keith R. Guericke, Issie N. Rabinovitch and Thomas E. Randlett, the Class I director nominees, is furnished below.

Keith R. Guericke has held the position of President and Chief Executive Officer of the Company since 1988. Mr. Guericke joined the Company's predecessor, Essex Property Corporation, in 1977. Focusing on investment strategies and portfolio expansion, Mr. Guericke prepared the Company for its IPO in 1994. Since 1994, under his leadership, the Company has significantly increased its multifamily portfolio in supply-constrained markets in the West Coast region. Mr. Guericke is a member of the National Association of Real Estate Investment Trusts, the American Institute of Certified Public Accountants, the National Multi-Housing

Council as well as several local apartment industry groups. Mr. Guericke began his career with the Company after working with Kenneth Leventhal & Company, a CPA firm noted for its real estate expertise. Mr. Guericke received his Bachelor of Science degree in Accounting from Southern Oregon College in 1971.

Issie N. Rabinovitch, Director, is a partner at Cheyenne Capital, a venture capital firm. He was the Chief Executive Officer of Mainsail Networks, a telecommunications company, in 2000 and 2001. Prior to joining Cheyenne Capital, Mr. Rabinovitch served from 1991 to 1994 as President and Chief Executive Officer of Micro Power Systems, Inc., a company engaged in the designing, manufacturing and marketing of multiple semiconductor products. From 1985 to 1991, Mr. Rabinovitch was President of Berkeley International Capital Corporation, a venture capital firm. From 1983 to 1985, Mr. Rabinovitch was President of Crowntek Software International, a software development and distribution company. Before joining Crowntek Software International, he was employed by the Xerox Corporation in various management roles. Mr. Rabinovitch received a Bachelor of Science degree from McGill University in 1967 and a Master's of Business Administration degree from Harvard University in 1970.

Thomas E. Randlett, Director, is a certified public accountant and has been a director at the Law & Economics Consulting Group, Inc. since 1992. Mr. Randlett's professional specialties include the real estate and construction, financial institutions and transportation industries. Prior to joining the Law & Economics Consulting Group, Mr. Randlett was a managing partner and senior real estate specialist for Peat Marwick Main & Co. in Northern California, where he had been employed since 1966, and then a consultant at the New York branch of Midland Bank from 1989 to 1990. Mr. Randlett is a former member of the Policy Advisory Board, School of Real Estate and Urban Economics, University of California at Berkeley and a current member of the American Institute of Certified Public Accountants. He received a Bachelor of Arts degree from Princeton University in 1966.


**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE FOR
THE ELECTION OF ALL NOMINEES NAMED ABOVE**


DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information as of the Record Date with respect to the directors and executive officers, including their ages.

Name and Position	Age	First Elected	Term Expires
George M. Marcus .... Chairman of the Board	62	1994	2006
William A. Millichap .... Director	60	1994	2006
Keith R. Guericke .... Vice Chairman of the Board, Chief Executive Officer and President	55	1994	2004
Michael J. Schall .... Director, Senior Executive Vice President and Chief Financial Officer	46	1994	2005
John D. Eudy .... Executive Vice President – Development	49	—	—
Robert C. Talbott .... Senior Vice President	43	—	—
Craig K. Zimmerman .... Executive Vice President – Acquisitions	53	—	—
David W. Brady .... Director	63	1994	2005
Robert E. Larson .... Director	65	1994	2005
Gary P. Martin .... Director	56	1994	2006
Issie N. Rabinovitch .... Director	58	1994	2004
Thomas E. Randlett .... Director	61	1994	2004
Willard H. Smith, Jr. .... Director	67	1996	2005

Biographical information concerning the Class I director nominees is set forth above under the caption "Proposal No. 1 Election of Directors." Biographical information concerning the executive officers of the Company (some of whom are also directors) is set forth below.

George M. Marcus, Chairman of the Board of Directors, is the founder and has been the Chairman of Essex Property Corporation (predecessor to Essex Property Trust, Inc.) and The Marcus & Millichap Company since 1971. The Marcus & Millichap Company is the parent company of a diversified group of real estate, service, investment and development firms. Mr. Marcus was one of the original founders and directors of Plaza Commerce Bank and Greater Bay Bancorp, both publicly held financial institutions. Mr. Marcus continues to serve on the Board of Directors of Greater Bay Bancorp. Included among Mr. Marcus' associations are the Board of Regents of The University of California, the Apartment Industry Foundation in which he currently serves on the Board of Directors, the Real Estate Roundtable and the Policy Advisory Board of the University of California at Berkeley Center for Real Estate and Urban Economics. He graduated with a Bachelor of Science degree in Economics from San Francisco State University in 1965; he was honored as Alumnus of the Year in 1989. Mr. Marcus is also a graduate of the Harvard Business School of Owners/Presidents Management Program and the Georgetown University Leadership Program.

William A. Millichap, Director, is the Chairman of Marcus & Millichap Real Estate Investment Brokerage Company. From 1984 to 2000, he was the President of The Marcus & Millichap Company and Marcus &

Millichap Real Estate Investment Brokerage Company. Mr. Millichap joined G.M. Marcus & Company in 1971 as one of its first sales associates and became a regional manager in 1974. In 1976, he became a principal, and the name of the company was subsequently changed to The Marcus & Millichap Company. Mr. Millichap became Executive Vice President and President of The Marcus & Millichap Company in 1978 and 1984, respectively. Mr. Millichap is a member of the International Council of Shopping Centers and the National Venture Capital Association, and serves on the Board of Directors of the National Multi-Housing Council. In addition, Mr. Millichap is a member of the Board of Directors of numerous privately held companies. Mr. Millichap received a Bachelor of Science degree in Economics from the University of Maryland in 1965. Prior to becoming affiliated with Mr. Marcus in 1971, he served as an officer in the United States Navy.

Michael J. Schall, Director, is the Senior Executive Vice President and Chief Financial Officer of the Company and is responsible for the overall management of the Company's financial and administrative matters, including leverage management, liquidity, capital alternatives, financial analysis and external reporting. He joined The Marcus & Millichap Company in 1986. He was also the Chief Financial Officer of the Company's predecessor, Essex Property Corporation, in which capacity he was responsible for the financial management of multiple investment and development entities, and a variety of corporate finance relationships. From 1982 to 1986, Mr. Schall was the Director of Finance for Churchill International, a technology-oriented venture capital company. From 1979 to 1982, Mr. Schall was employed in the audit department of Ernst & Whinney, where he specialized in the real estate and financial services industries. In 1979, Mr. Schall received his Bachelor of Science degree from the University of San Francisco. Mr. Schall is a certified public accountant and a member of the American Institute of Certified Public Accountants.

John D. Eudy is responsible for development activities, from the point of acquisition through construction and stabilization. Mr. Eudy joined the Company's predecessor, Essex Property Corporation, in 1985. While at the Company, Mr. Eudy has been responsible for numerous activities including arranging of financing, due diligence, asset management and asset disposition. Prior to joining the Company, Mr. Eudy was a Vice President in the Commercial Real Estate Investment Group of Crocker National Bank from 1980 to 1985 and Home Federal Savings from 1977 to 1980. He received a Bachelor of Science degree in Finance from San Diego State University in 1977 and is a graduate of the University of Southern California's Management Leadership School. Mr. Eudy is a member of the Urban Land Institute and National Association of Real Estate Investment Trusts. Mr. Eudy also serves on the Board of Directors of Silvergate Bank in San Diego, which specializes in secured real estate lending.

Robert C. Talbott is responsible for property and asset management activities. He joined the Company in 1999. Prior to joining the Company, Mr. Talbott was the Vice President of Asset Management with BRE Properties, Inc., a real estate investment trust, from 1997 to 1999. Between 1989 and 1995, he served as a Partner and Chief Operating Officer of Trammell Crow Residential Services where he had been employed since 1989. From 1985 to 1989, he served as the General Manager of the Solano County Fair Association. He graduated with honors upon receiving a Master in Business Administration degree from Saint Mary's College in Moraga, California. Mr. Talbott received a Bachelor of Science degree in Agricultural Business Management from California Polytechnic State University in San Luis Obispo in 1985. Mr. Talbott is past President of the Board of the Housing Industry Foundation and is past President of the Tri-County Apartment Association.

Craig K. Zimmerman is responsible for acquisition activities. Mr. Zimmerman joined the Company's predecessor, Essex Property Corporation, in 1984 and was primarily responsible for the acquisition of multifamily residential properties. Prior to joining the Company, Mr. Zimmerman was the Vice President of Acquisitions with Prometheus Development Company, a national real estate developer and a principal in Zimmerman Properties. From 1975 through 1978, Mr. Zimmerman worked as a real estate acquisitions specialist for American Equities Corporation. He received a Bachelor of Arts degree in Rhetoric from the University of California at Berkeley in 1974.

David W. Brady, Director, holds the Bowen H. and Janice Arthur McCoy endowed chair at the Stanford University Graduate School of Business and is a professor of political science in Stanford University's School of Humanities and Sciences since 1988. Mr. Brady served as an associate Dean for academic affairs at the Graduate School of Business from 1996 until 2000, and continues to serve in the school's programs in executive education.

He is a Deputy Director at the Hoover Institution and senior fellow by courtesy at the Institute for International Studies, both on the Stanford campus. He is a member of the advisory council for the Kansai Silicon Valley Venture Forum.

Robert E. Larson, Director, has been a General Partner of the Woodside Fund, a venture capital firm based in the Silicon Valley of Northern California, since 1983. Dr. Larson currently serves as a director of Automated Power Exchange, Inc., NCE Pharmaceuticals, Pacific Systems Control Technology, Inc., Propulsion Networks, Inc., Skye Investment Advisors, Televideo Systems, Inc. and Wu-Mart Group. He is also Chairman of the Board of CAST Enterprises, Inc., a joint venture in the People's Republic of China. Prior to 1983, Dr. Larson was founder, director and President of Systems Control, Inc. and was employed by IBM Corporation, Hughes Aircraft Company and SRI International. He was a Consulting Professor at Stanford University from 1973 to 1988 and President of the International Institute of Electrical and Electronics Engineers (IEEE) in 1982. Dr. Larson received his Bachelor of Science Degree from M.I.T. in 1960, and his Master's and Doctorate degrees from Stanford University in 1961 and 1964, respectively, all in Electrical Engineering.

Gary P. Martin, Director, a private investor, was the Vice President and Chief Financial Officer of Mobile Smart, a semiconductor company serving the automotive industry for the period from September 2000 to July 2002. From April 1998 to August 2000, he served as Vice President and Chief Financial Officer of Halo Data Devices, a supplier of data storage products for the disk drive market. Mr. Martin served from August 1995 to January 1998 as Vice President of Finance and Chief Financial Officer of 3Dfx Interactive, Inc. Prior to this position, from September 1993 to July 1995, he served as Vice President of Finance and the Chief Financial Officer for MiniStor Peripherals Corporation, a supplier of data storage products for the mobile computer market. From 1985 to 1993, he was Senior Vice President of Finance and Administration for Chips and Technologies, Inc., where he also developed joint business ventures within the Soviet Union. From 1983 to 1984, Mr. Martin was Vice President of Finance and Chief Financial Officer for Starstruck, Inc., a company involved in space development through private enterprise. In addition, Mr. Martin was one of the earliest employees at Apple Computer, Inc., where he held both corporate and European controller positions during the period from 1977 to 1983. Prior to working at Apple Computer, Inc., from 1971 to 1977, he worked for Aero Air Freight and National Semiconductor. He received a Bachelor of Science degree in Accounting from San Jose State University in 1971.

Willard H. Smith, Jr., Director, was employed at Merrill Lynch & Co. from 1979 through 1995, and served as Managing Director since 1983 in their Equity Capital Markets Division. From 1992 through 1995, Mr. Smith's primary focus was the REIT industry. His duties as Managing Director at Merrill Lynch included evaluating companies' capital structure and equity requirements, placing offerings with Merrill Lynch's retail and institutional client base, and assessing the market's demand for potential equity security offerings. Mr. Smith is a board member of the Cohen & Steers family of mutual funds. He is also a board member of Highwoods Properties, Inc. and Realty Income Corporation, which are both REITs, and, recently, he joined the Board of Directors of Crest Net Lease, Inc. Prior to joining Merrill Lynch & Co., Mr. Smith worked at F. Eberstadt & Co. from 1971 to 1979. Mr. Smith received his Bachelor of Science degree in Business Administration, and Bachelor of Science degree in Industrial Engineering from the University of North Dakota in 1959 and 1960, respectively.

Meetings and Committees of the Board of Directors

During 2003, the Board held nine meetings (in person, telephonically or by written consent). Each director attended (whether in person, telephonically or by written consent) at least 75% of the total number of the meetings of the Board and meetings of the committee of the Board on which he served. The Company encourages, but does not require, its Board members to attend the annual stockholders meeting. Nine of the Company's ten directors attended the 2003 annual meeting of stockholders. The Board has six committees: the Executive Committee, the Audit Committee, the Compensation Committee, the Stock Incentive Plan Committee, the Nominating and Corporate Governance Committee and the Pricing Committee.

The Board has determined that the following directors have no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company), and each is independent within the meaning of independence as set forth in the rules of the New York

Stock Exchange: David W. Brady, Robert E. Larson, George M. Marcus, Gary P. Martin, William A. Millichap, Issie N. Rabinovitch, Thomas E. Randlett, and Willard H. Smith, Jr.

The Board has designated, in accordance with New York Stock Exchange corporate governance listing standards, George M. Marcus, as the presiding independent director. The Company's non-management directors meet at regularly scheduled executive sessions without management at which George M. Marcus presides.

The Executive Committee presently consists of Messrs. Guericke, Marcus and Randlett. The Executive Committee has such authority as is delegated by the Board, including the authority to execute certain contracts and agreements with unaffiliated parties, except that the Executive Committee does not have the power to declare dividends or other distributions on stock, elect directors, issue stock other than in certain limited circumstances, recommend to the stockholders any action which requires stockholder approval, amend the Bylaws, or approve any merger or share exchange which does not require stockholder approval. The Executive Committee met (in person, telephonically or by written consent) nine times during 2003.

The Audit Committee presently consists of Messrs. Brady, Martin and Randlett. The Audit Committee recommends the appointment of a firm of certified public accountants to audit the financial statements of the Company for the fiscal year for which they are appointed, reviews audit reports, takes such action as may be deemed appropriate with respect to such audit reports. The Audit Committee also monitors the effectiveness of the audit effort, the Company's financial and accounting organization and its system of internal accounting controls, and it reviews allegations of wrongdoing that involve Company personnel. The Audit Committee operates under a written charter, which was amended and restated in March 2004 and a copy of which is attached as *Appendix A* to this proxy statement. The Board of Directors has determined that all Audit Committee members have no financial or personal ties to the Company (other than director compensation and equity ownership as described in this proxy statement) and meet the New York Stock Exchange standard for independence. In addition, the Board of Directors has determined that all members of the Audit Committee are financially literate. The Board of Directors has limited the number of audit committees of public companies on which a current member of the Company's Audit Committee can simultaneously serve to three committees. The Audit Committee met (in person, telephonically or by written consent) six times during 2002.

The Board of Directors has also determined that Thomas E. Randlett is the "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is independent as defined by Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act.

The Compensation Committee presently consists of Messrs. Larson, Marcus and Rabinovitch. The Compensation Committee establishes and reviews annually the Company's general compensation policies applicable to the Company's executive officers, reviews and approves the level of compensation of the Chief Executive Officer and other executive officers of the Company, reviews and advises the Board concerning the performance of the Chief Executive Officer and other employees whose compensation is within the review jurisdiction of the Compensation Committee, reviews and advises the Board concerning regional and industry-wide compensation practices and trends, and recommends benefit plans from time to time. All members of the Compensation Committee are independent directors within the meaning of the rules of the New York Stock Exchange. The Compensation Committee met (in person, telephonically or by written consent) twice during 2003.

The Stock Incentive Plan Committee presently consists of Messrs. Larson, Martin and Rabinovitch. The Stock Incentive Plan Committee administers the Essex Property Trust, Inc. 1994 Stock Incentive Plan, as amended, including the authority to grant and to amend options thereunder, and to report to the Board regarding that plan from time to time, or whenever called upon to do so. If approved by the Company's Stockholders, the Stock Incentive Plan Committee will also administer the Essex Property Trust, Inc. 2004 Stock Incentive Plan. All members of the Stock Incentive Plan Committee are independent directors within the meaning of the rules of the New York Stock Exchange. The Stock Incentive Plan Committee met (in person, telephonically or by written consent) four times during 2003.

The Nominating and Corporate Governance Committee consists of Messrs. Larson, Rabinovitch, and Randlett. The Nominating and Corporate Governance Committee assists the Board of Directors in selecting nominees for election to the Board. The Board of Directors has determined that all members of the Nominating and Corporate Governance Committee meet the independence requirements of the rules and regulations of the New York Stock Exchange. The Nominating and Corporate Governance Committee assists the Board of Directors in selecting nominees for election to the Board of Directors and monitors the composition of the Board. The Nominating Committee met twice during 2003.

The Nominating and Corporate Governance Committee will consider and make recommendations to the Board of Directors regarding any stockholder recommendations for candidates to serve on the Board of Directors. However, it has not adopted a formal process for that consideration because it believes that the informal consideration process has been adequate given the historical absence of stockholder proposals. The Nominating and Corporate Governance Committee will review periodically whether a more formal policy should be adopted. Stockholders wishing to recommend candidates for consideration by the Nominating and Corporate Governance Committee may do so by writing to Jordan E. Ritter, Corporate Secretary, Essex Property Trust, Inc., 925 East Meadow Drive, Palo Alto, California 94303 providing the candidate's name, biographical data and qualifications, a document indicating the candidate's willingness to act if elected, and evidence of the nominating stockholder's ownership of Company's stock at least 120 days prior to the next annual meeting to assure time for meaningful consideration by the Nominating and Corporate Governance Committee. There are no differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a Stockholder. The Company does not pay any third party to identify or assist in identifying or evaluation potential nominees.

The Nominating and Corporate Governance Committee operates under a written charter setting forth the functions and responsibilities of the committee. A copy of the charter can be viewed at the Company's website on *www.essexpropertytrust.com.*

In reviewing potential candidates for the Board, the Nominating and Corporate Governance Committee considers the individual's real estate experience, the general business or other experience of the candidate, the needs of the Company for an additional or replacement director, the personality of the candidate, the candidate's interest in the business of the Company, as well as numerous other subjective criteria. Of greatest importance is the individual's integrity, willingness to get involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. The Board intends to continue to evaluate candidates for election to the Board on the basis of the foregoing criteria.

The Nominating and Corporate Governance Committee further reviews current trends and practices in corporate governance and recommends to the Board of Directors the adoption of programs pertinent to the Company.

The Pricing Committee presently consists of Messrs. Guericke, Schall and Smith. The Pricing Committee establishes the price at which the Company's securities will be offered to the public in public offerings of the Company's securities. The Pricing Committee met (in person, telephonically or by written consent) once in 2003.

Access to Corporate Governance Policies

Stockholders may access the Company's committee charters, the code of ethics and corporate governance guidelines at Company's Internet website at *www.essexpropertytrust.com.* Copies of the Company's committee charters, corporate governance guidelines and code of ethics will be provided to any Stockholder upon written request to Jordan E. Ritter, Corporate Secretary, Essex Property Trust, Inc., 925 East Meadow Drive, Palo Alto, California 94303.

Communication between Stockholders and Directors

The Company's Board of Directors currently does not have a formal process for stockholders to send communications to the Board of Directors. Nevertheless, every effort has been made to ensure that the views of Stockholders are heard by the Board or individual directors, as applicable, and that appropriate responses are provided to Stockholders on a timely basis. The Board of Directors does not recommend that formal communication procedures be adopted at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. However, Stockholders wishing to formally communicate with the Board of Directors may send communications directly to the Presiding Director of the Board: George M. Marcus, Chairman of the Board, c/o Essex Property Trust, Inc., 925 East Meadow Drive, Palo Alto, California 94303.

Compensation Committee Interlocks and Insider Participation

The Company's Compensation Committee and the Stock Incentive Plan Committee were formed in June 1994. No interlocking relationship existed in 2003 or presently exists between any member of the Company's Compensation Committee, Stock Incentive Plan Committee or Board of Directors on the one hand and another company's compensation committee, stock incentive plan committee or Board of Directors on the other hand. Certain transactions and relationships between the Company and certain of its officers and directors are set forth below in the section titled "Certain Relationships and Related Transactions."

Compensation of Directors

Each director, who is not an executive officer, receives a meeting fee of $500 for each Board of Directors meeting attended. Directors serving on the Audit Committee receive an annual fee of $4,000. Such directors are also paid $500 for attending a committee meeting if such meeting is not held on the same day as a meeting of the Board of Directors. In 2003, the directors, who were not executive officers, were Messrs. Brady, Larson, Marcus, Martin, Millichap, Rabinovitch, Randlett and Smith. In addition to the $500 meeting fee, Mr. Smith received a fee of $20,000 in 2003 for consulting services performed by Mr. Smith for the Company, and Mr. Randlett received a fee of $5,000 per quarter for serving as the Chairman of the Audit Committee.

Each independent director, upon joining the Board of Directors, receives an automatic grant of an option to purchase 4,000 shares of Common Stock at an exercise price equal to 100% of the fair market value of the Common Stock at the date of the grant of such option pursuant to the Company's 1994 Stock Incentive Plan. In the event of a change in control of the Company, the Board may unilaterally cancel a director option as of any date to the extent then unexercised after advance written notice to each affected director.

In 2003, pursuant to the Company's 1994 Stock Incentive Plan, the directors, who were not executive officers, each received a grant of an option to purchase 2,500 shares of Common Stock at an exercise price of $57.57 which was equal to 100% of the fair market value of the Common Stock at the date of the grant of such option.

In February 2004, the Board of Directors approved a new compensation program for members of the Board of Directors, which becomes effective at the Board of Directors meeting on May 11, 2004. The approved program has the following components:

- An annual grant of options to purchase 2,500 shares of the Company's Common Stock at the closing market price of the Common Stock on the date of grant. This annual grant will occur as of the annual shareholder's meeting date.

- An annual cash retainer, paid quarterly, in the amount of $22,000 per year.

- A board attendance fee of $1,000 per meeting attended.

- A committee attendance fee of $500 per meeting, except regularly scheduled audit committee meetings, for which a $1,000 attendance fee shall apply; provided, however, that no meeting attendance fees shall apply when both Board of Directors and committee meetings occur on the same day.

- The Chairman of the Audit Committee will receive $10,000 per year, payable quarterly, in addition to the other compensation indicated above.

Relationships Among Directors or Executive Officers

There are no family relationships among any of the directors or executive officers of the Company.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Summary Compensation Table

The following table sets forth certain information concerning compensation of the Company's Chief Executive Officer and the other executive officers of the Company (collectively, the "Named Executive Officers") for the years ended December 31, 2001, 2002 and 2003.

Summary Compensation Table

| | | Annual Compensation | | Long Term Compensation Awards | |
| | | | | | |
Name and Position	Year	Salary ($)	Bonus ($)	Restricted Stock Awards ($)(1)	Securities Underlying Stock Options/ SARs (#)
Keith R. Guericke	2003	$300,000	—	—	—
Vice Chairman of the Board,	2002	$300,000	$180,000	—	—
Chief Executive Officer and	2001	$300,000	$450,000	$1,422,805 (2)	—
President					
Michael J. Schall	2003	$275,000	—	—	—
Director, Senior Executive	2002	$275,000	$180,000	—	—
Vice President and	2001	$275,000	$450,000	$1,195,153 (2)	—
Chief Financial Officer					
John D. Eudy	2003	$100,000	$100,000	—	—
Executive Vice President	2002	$100,000	$175,000	—	—
Development	2001	$100,000	$240,000	$1,024,389 (2)	—
Robert C. Talbott	2003	$100,000	$ 60,000	—	—
Senior Vice President	2002	$100,000	$132,500	—	—
	2001	$100,000	$160,000	$ 910,389 (2)	—
Craig K. Zimmerman	2003	$100,000	$100,000	—	—
Executive Vice President –	2002	$100,000	$205,000	—	—
Acquisitions	2001	$100,000	$240,000	$1,024,389 (2)	—

_____

(1) Does not include Series Z-1 Incentive Units issued to these executive officers in March 2004. See "Series Z and Series Z-1 Incentive Units" below.

(2) Represents Series Z Incentive Units of limited partnership ("Series Z Incentive Units") in Essex's Operating Partnership, which, upon certain triggering events, will automatically convert into common units of limited partnership interest in the Operating Partnership based on a conversion ratio that may increase over time upon satisfaction of specific conditions. Common units of the Operating Partnership are exchangeable on a one-for-one basis into shares of the Company's Common Stock. The conversion ratio of Series Z Incentive Units into common units is initially set at zero and will increase by up to 10% on January 1 of each year for each participating executive who remains employed by the Company if the Company has met a specified "funds from operations" per share target for the prior years, or such other target as the Compensation Committee deems appropriate, up to a maximum conversion ratio of 100%.

In 2001, Essex granted Messrs. Guericke, Schall, Eudy, Talbott and Zimmerman, 29,412, 24,706, 21,176, 18,823 and 21,176 Series Z Incentive Units, respectively. The amounts in the table assume the maximum conversion ratio of 100%, even though the conversion ratio at the time of grant was 0%. The amounts are also based on valuing each unit as equal to a share of the Company's Common Stock with a per share price of $49.375, the closing price of the Company's Common Stock on the New York Stock Exchange on the date of grant of the Series Z Incentive Units, less the $1.00 capital contribution required for each unit.

As of December 31, 2003, the conversion ratio of Series Z Inventive Units into common units of the Operating Partnership was 28%. Based on such conversion ratio and the closing price per share of the Company's Common Stock on the New York Stock Exchange on December 31, 2003, which was $64.22, and less the $1.00 capital contribution required for each unit, the value of the Series Z Incentive Units as of December 31, 2003, held by Messrs. Guericke, Schall, Eudy, Talbott and Zimmerman was $499,463, $419,547, $359,602, $319,645 and $359,602, respectively.

Series Z Incentive Units are entitled to participate in regular quarterly distributions on an adjusted basis. Over time the distribution percentage may increase, generally based on satisfaction of the same conditions as increases in the conversion ratio. For the year ended December 31, 2003, the regular quarterly distributions were equal to 28% of the distribution on a common unit of the Operating Partnership. See "Series Z and Series Z-1 Incentive Units" below.

Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values

The following table provides the specified information concerning exercises of options to purchase the Company's Common Stock in fiscal year 2003, and unexercised options held as of December 31, 2003.

Name	Number of Shares Acquired Upon Exercise	Value Realized Upon Exercise (1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (1)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Keith R. Guericke	15,000	$579,950	39,000	—	$1,168,830	—
Michael J. Schall	25,872	701,043	15,000	—	449,550	—
John D. Eudy	13,500	346,205	—	—	—	—
Robert C. Talbott	2,869	80,252	3,131	6,000	101,075	$193,692
Craig K. Zimmerman ...	29,424	892,671	—	—	—	—

_____

(1) The value realized upon the exercise of stock options represents the positive spread between the exercise price of stock options and the fair market value on the exercise date.

(2) The value of "in-the-money" stock options represents the positive spread between the exercise price of options and $64.22, the price per share of the underlying shares of Common Stock, as reported on the New York Stock Exchange on December 31, 2003 (the last trading day of fiscal year 2003).

Equity Compensation Plans

The following table summarizes share and exercise price information about our equity compensation plans as of December 31, 2003.

Plan Category	Number of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants And Rights	Weighted Average Exercise Price For Outstanding Options, Warrants And Rights	Securities Remaining Available for Future Issuance Under Plans
Equity compensation plans approved by security holders:			
Option Plans	590,231	$42.93 (4)	129,260
Equity compensation plans not approved by security holders:			
Series Z Incentive Units (1)	200,000	N/A	0
Series Z-1 Incentive Units (2)	0	N/A	400,000
Phantom Stock Units (3)	20,161	N/A	0
Total	810,482	—	529,260

_____

(1) Series Z Incentive Units are convertible, upon certain triggering events, into common units of the Operating Partnership, which in turn are exchangeable on a one-for-one basis for shares of the Company's Common Stock. The conversion ratio for Series Z Incentive Units as of the record date was 35.5% and this ratio may increase over time, up to 100%, upon satisfaction of specific conditions. See "Series Z and Series Z-1 Incentive Units" below.

(2) Series Z-1 Incentive Units are convertible, upon certain triggering events, into common units of the Operating Partnership, which in turn are exchangeable on a one-for-one basis for shares of the Company's Common Stock. In March 2004, the Company issued 93,953 Series Z-1 Incentive Units to 14 senior executives of the Company; this issuance is not reflected in the above table. See "Series Z and Series Z-1 Incentive Units" below.

(3) Phantom stock units were granted to two of the Company's executives and vest over a five year period and will be fully vested on January 1, 2005, at which time the Company will issue to the executives that number of shares of Common Stock equal to the number of units vested, or at the Company's option, an equivalent amount in cash.

(4) This weighted average price amount applies only to options granted under the Company's 1994 Plan.

SERIES Z AND SERIES Z-1 INCENTIVE UNITS

The Company has adopted an incentive program involving the issuance of Series Z Incentive Units ("Series Z Incentive Units") and Series Z-1 Incentive Units ("Series Z-1 Incentive Units") of limited partnership interest in the Operating Partnership. This program is intended to further the Company's objective of long-term growth in funds from operations per share by providing long-term incentives to those key employees of the Company who will be largely responsible for the achievement of such long-term growth. The Series Z Incentive Units and Series Z-1 Incentive Units are a means to link compensation to targeted levels of growth in funds from operations per share.

The issuance of Series Z Incentive Units and Series Z-1 Incentive Units is administered by the Company's Compensation Committee. Participants in the program are senior management and key employees of the Company. The Compensation Committee has the authority to select participants and determine the awards to be made to each participant.

On June 28, 2001, the Operating Partnership issued 200,000 Series Z Incentive Units to eleven senior executives of the Company in exchange for a capital commitment of $1.00 per Series Z Incentive Unit. In

March 2004, the Operating Partnership issued 93,953 Series Z-1 Incentive Units to 14 series executives of the Company in exchange for a capital commitment of $1.00 per Series Z-1 Incentive Unit.

Upon certain triggering events, the Series Z and Series Z-1 Incentive Units will automatically convert into common units of limited partnership interest in the Operating Partnership based on a conversion ratio that may increase over time upon satisfaction of specific conditions. Common units of the Operating Partnership are exchangeable on a one-for-one basis into shares of the Company's Common Stock. The conversion ratio of Series Z and Series Z-1 Incentive Units into common units, will increase by up to 10% (up to 20% in certain circumstances in the year following their initial issuance) on January 1 of each year for each participating executive who remains employed by the Company if the Company has met a specified "funds from operations" per share target, or such other target as the Compensation Committee deems appropriate, for the prior year, up to a maximum conversion ratio of 100%. The conversion ratio of the Series Z Incentive Units as of March 31, 2004 was 35.5% and the conversion ratio of the Series Z-1 Incentive Units as of March 31, 2004 was 20%.

The Series Z and Series Z-1 Incentive Units will automatically convert (i) if the conversion ratio reaches the maximum level of 100%, (ii) if none of the participating executives remain employed by the Company, (iii) if the Company dissolves or is liquidated or, (iv) at the latest, on January 1, 2016 in the case of Series Z Incentive Units and March 2019 in the case of Series Z-1 Incentive Units. In certain change of control situations, the participating executives will also be given the option to convert their units at the then-effective conversion ratio. In addition, the Operating Partnership has the option to redeem Series Z and Series Z-1 Incentive Units held by any executive whose employment has been terminated for any reason and the obligation to redeem any such units following the death of the holder. In such event, the Operating Partnership will redeem the units for, at its option, either common units of the Operating Partnership or shares of the Company's Common Stock based on the then-effective conversion ratio.

The Series Z Incentive Units are entitled to participate in regular quarterly distributions on an adjusted basis. For 2003, each Series Z Incentive Unit was entitled to receive 28% of the distribution received by each common unit of the Operating Partnership. As of March 31, 2004, each Series Z Incentive Unit and each Series Z-1 Incentive Unit was entitled to receive 35.5% and 25%, respectively, of the distribution received by each common unit of the Operating Partnership. Over time the distribution percentages of the Series Z and Z-1 Incentive Units may increase, generally based on satisfaction of the same conditions as increases in the conversion ratio.

EXECUTIVE SEVERANCE PLAN

In May 2001, the Company adopted an executive severance plan that covers the President, the Chief Financial Officer, any Executive Vice President, any Senior Vice President, certain First Vice Presidents, and any Vice President with ten (10) or more years of service with the Company. Thus, this plan covers Messrs. Guericke, Schall, Eudy, Talbott and Zimmerman and other officers of the Company. Under this plan, if there is a change in control (as defined in the plan) of the Company, all stock options to the officers covered by the plan shall become fully exercisable and shall remain outstanding for the remainder of their original terms, regardless of any subsequent termination of such officer's employment.

In addition, the plan provides that if within 12 months following a change in control of the Company, the Company terminates without cause (as defined in the plan) an officer covered by the plan or such officer terminates his or her employment for good reason (as defined in the plan), then the Company shall pay such officer an amount equal to (i) two times the amount of such officer's current annual base salary, and (ii) two times the amount of such officer's targeted annual bonus.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following compensation committee report shall not be deemed to be incorporated by reference into any such filings.

The Company's Compensation Committee is responsible for developing, administering and monitoring the compensation policies applicable to the Company's executive officers, including the Series Z and Series Z-1 Incentive Unit Programs. The Company's Stock Incentive Plan Committee (collectively, with the Compensation Committee, the "Committees") is responsible for the administration of the Company's 1994 Stock Incentive Plan, under which grants may be made to executive officers and other key employees.

Executive Compensation Philosophy. The Committees believe that the primary goal of the Company's executive compensation program should be related to creating stockholder value. The Committees seek to offer the Company's executive officers competitive compensation opportunities based upon their personal performance, the financial performance of the Company as compared to other REITs and their contribution to that performance. The executive compensation program is designed to attract and retain executive talent that contributes to the Company's long-term success, to reward the achievement of the Company's short-term and long-term strategic goals, to link executive officer compensation and stockholder interests through equity-based plans, and to recognize and reward individual contributions to Company performance. When setting executive officer compensation, the Committees intend to evaluate annually the performance of the Company and to compare the Company's performance and compensation structure with those of other REITs and real estate companies engaged in activities similar to those of the Company.

Key factors considered by the Compensation Committee in 2003 included the change in funds from operations per share as compared to other multifamily REITs, success in the Company's ability to identify markets with strong long-term growth potentials consistent with its strategy, the Company's success in acquiring or developing properties in those markets, and the Company's success at identifying attractive financing alternatives.

The Company's compensation program has three principal elements: base salary, performance incentive bonuses and long-term incentive awards.

Base Salaries and Bonus. The base compensation and bonuses for the Company's Named Executive Officers in 2003 was established through negotiations between the Company and each Named Executive Officer. The base salaries will be reviewed annually and may be adjusted by the Compensation Committee in accordance with certain criteria determined primarily on the basis of growth in revenues and funds from operations per share of Common Stock, and on the basis of certain other factors, which include (i) individual performance, (ii) the functions performed by the executive officer, and (iii) changes in the compensation peer group in which the Company competes for executive talent. Although the Compensation Committee considers these factors in determining base salaries and adjustments thereto, the Compensation Committee anticipates that the analysis will be subjective rather than objective and the weight given such factors may vary from individual to individual.

Long-Term Incentive Plan. The Compensation Committee believes that long term incentive programs can promote executive management retention and alignment of executive and stockholder interests. The factors considered in establishing the Company's long term incentive plan included (i) the equity incentive programs of the peer group in which the Company competes for executive talent and (ii) the Company's future performance goals that are expected to lead to appreciation in the Company's Common Stock.

Deductibility of Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, denies a deduction for compensation in excess of $1 million paid to certain executive officers, unless certain performance, disclosure, and stockholder approval requirements are met. Option grants under the Company's 1994 Stock Incentive Plan are intended to qualify as "performance-based" compensation not subject to the Section 162(m) deduction limitation. In addition, the Committee believes that a substantial portion of the compensation program would be exempted from the $1 million deduction limitation. The Committee's present intention is to qualify, to the extent reasonable, a substantial portion of the executive officers' compensation for deductibility under applicable tax laws. However, the Committee reserves the right to design programs that recognize a full range of performance criteria important to the Company's success, even where compensation payable under such programs may not be deductible.

Chief Executive Officer Compensation. The base compensation of Keith R. Guericke in 2003 was $300,000, which had been determined through negotiations between the Company and Mr. Guericke. In 2003, Mr. Guericke did not receive a cash bonus nor did he receive any long-term incentive awards. Mr. Guericke's base salary, bonus and long-term incentive awards, if any, will be reviewed by the Committees and adjusted annually based on the criteria for all executive officers discussed above.

Compensation Committee of
The Board of Directors

Robert E. Larson
George M. Marcus
Issie N. Rabinovitch

Stock Performance Graph

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following stock performance graph shall not be deemed to be incorporated by reference into any such filings.

The following stock price performance graph compares the yearly percentage change in (i) the cumulative total stockholder return on the Company's Common Stock since December 31, 1998 with (ii) the cumulative total stockholder return on (a) the Standard & Poor's 500 Stock Index ("S&P 500") and (b) the Equity REIT Total Return Index prepared by the National Association of Real Estate Investment Trusts, Inc. ("NAREIT"). The stock price performance graph assumes an investment of $100 in the Company's Common Stock, the S&P 500, and in the NAREIT Equity REIT Total Return Index, on December 31, 1998. The graph also assumes the reinvestment of all dividends.

IT SHOULD BE NOTED THAT THE FOLLOWING LINE GRAPH REPRESENTS HISTORICAL STOCK PRICE PERFORMANCE AND IS NOT NECESSARILY INDICATIVE OF ANY FUTURE STOCK PRICE PERFORMANCE.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG ESSEX PROPERTY TRUST, INC., S&P 500 INDEX AND NAREIT ALL EQUITY REIT INDEX


200
150
100
50
0
12/98
12/99
12/00
12/01
12/02
12/03
Essex Property Trust, Inc.
NAREIT All Equity REIT
S&P 500

	Essex Property Trust, Inc.	S&P 500	NAREIT All Equity REIT
12/31/1998	100.00	100.00	100.00
12/31/1999	90.45	128.55	82.50
12/31/2000	110.54	155.60	78.69
12/31/2001	187.34	141.42	99.44
12/31/2002	179.00	124.63	113.29
12/31/2003	195.39	96.95	118.08

REPORT OF THE AUDIT COMMITTEE

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Proxy Statement, in whole or in part, the following audit committee report shall not be deemed to be incorporated by reference into any such filings.

The Audit Committee of the Board of Directors consists of Messrs. Brady, Martin and Randlett. Mr. Randlett serves as Chairman of the Committee. The Board of Directors has determined that each of the members of the Audit Committee meets the independence and experience requirements of the rules and regulations of the New York Stock Exchange and the Securities and Exchange Commission, as currently applicable to the Company.

The Audit Committee operates under a written charter approved by the Board of Directors, which was amended and restated in March 2004. A copy of the charter is attached to this proxy statement as *Appendix A*.

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibilities by reviewing financial reports and other financial information provided by the Company to any governmental body or the public, the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board of Directors have established, and the Company's auditing, accounting and financial reporting processes generally. The Audit Committee annually recommends to the Board of Directors the appointment of a firm of independent certified public accountants to audit the consolidated financial statements of the Company and meets with such personnel of the Company to review the scope and the results of the annual audit, the amount of audit fees, the Company's internal accounting controls, the Company's financial statements contained in the Company's Annual Report to Stockholders and other related matters.

The Audit Committee has reviewed and discussed with management the consolidated financial statements for fiscal year 2003 audited by KPMG LLP, the Company's independent certified public accountants. The Audit Committee has discussed with KPMG LLP various matters related to the financial statements, including those matters required to be discussed by SAS 61. The Audit Committee has also received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1, and has discussed with KPMG LLP its independence. Based upon such review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the Securities and Exchange Commission.

The Audit Committee and the Board of Directors also have recommended, subject to Stockholder ratification, the selection of KPMG LLP as our independent certified public accountants for the year ending December 31, 2004.

Members of the Audit Committee

David W. Brady
Gary P. Martin
Thomas E. Randlett, *Chairman*

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MARCUS & MILLICHAP REAL ESTATE INVESTMENT BROKERAGE COMPANY

The Marcus & Millichap Real Estate Investment Brokerage Company ("M&M REIBC") is a commercial real estate brokerage firm that is a subsidiary of The Marcus & Millichap Company ("M&M"). Mr. Millichap, a director of the Company, is the Chairman of M&M REIBC. Mr. Marcus, the Chairman of the Company, is the Chairman of M&M. During the year ended December 31, 2003, the Company paid $854,000 in brokerage commissions to M&M REIBC with respect to purchases and sales of real estate.

In connection with the Company's 1994 initial public offering (the "IPO"), M&M REIBC, Essex Portfolio, L.P. (the "Operating Partnership"), the Company and Essex Management Corporation ("EMC") entered into an agreement (the "Brokerage Agreement") that provides that if the Company or the Operating Partnership enters into a transaction with M&M REIBC in which either of them or a third party pays a brokerage commission to M&M REIBC, a percentage of such commission, reflecting M&M REIBC's net profit, will be discounted or paid to EMC. As of December 31, 2003, the Company was owed $47,000 under the Brokerage Agreement.

PROPERTY MANAGEMENT

The Company, through the Operating Partnership, owns all of the nonvoting preferred stock of EMC. During 2003, EMC received approximately $115,000 for property and asset management services for properties that are not owned by the Company but in which Mr. Marcus holds a partial ownership interest. The fees charged by EMC with respect to such properties are comparable to the fees it charges for providing property and asset management services for other properties.

MODIFICATION OF AGREEMENT WITH MR. MARCUS

In connection with the Company's 1994 initial public offering, the Company entered into a non-competition agreement with George Marcus, its Chairman. That agreement was modified in 1999 to require that Mr. Marcus and his affiliated entities give the Company prior notice of contracts, which they had entered into to acquire multifamily properties that contain more than one hundred units, and to provide the Company under certain circumstances with the right to be assigned such contracts. In March 2003, the Company and Mr. Marcus further modified the 1999 agreement by terminating the provisions regarding the prior notice of acquisition contracts and the Company's right to be assigned such contracts. The Company made this modification because those provisions provided neglible potential benefits to it and involved costs of administration that unnecessarily diverted management time from the Company's other activities. For various good business reasons, the Company had never assumed any such acquisition contract nor did the Company believe that it was likely to do so in the future. In approving the modification, the Company's Board of Directors considered the growth of the Company's acquisition and development departments, the limited role of Mr. Marcus in transaction sourcing and the differing business objectives of Mr. Marcus' affiliated companies from that of the Company. Further, as part of this modification of the 1999 agreement, Mr. Marcus agreed (1) that he will not divert any multifamily property acquisition and/or development opportunities, which involve properties in the Company's geographic areas and with more than one hundred rental units, that are presented to him in his capacity as Chairman of the Company to any of his affiliated companies, (2) that he will not divulge any information regarding property acquisition and/or development opportunities that may be received by him in his capacity as Chairman of the Company to any of his affiliated companies and (3) that he will absent himself from any and all discussions by the Company's Board of Directors regarding any proposed acquisition and/or development of a multifamily property where it appears that there may be an actual conflict of interest with any of his affiliated companies. The modification of the 1999 agreement was approved by the independent directors of Company.

Indebtedness of Management

On April 15, 1996, December 31, 1996, December 31, 1997, December 31, 1998 and December 31, 1999 the Operating Partnership made loans to Keith Guericke, Vice Chairman of the Board, Chief Executive Officer and President of the Company, in the amount of $75,000 each. Each loan bears interest at 8% per annum, noncompounded, and are due and payable in full, together with all accrued interest, ten years after the date the loans were made. The loans were made to Mr. Guericke to pay certain tax liabilities related to Mr. Guericke's ownership of interests in the Operating Partnership. During 2003, the largest amount outstanding under the loans was $375,000, together with accrued interest of $178,000 as of December 31, 2003. As of the Record Date, the entire principal amounts, together with accrued interest, of all the loans were outstanding.

On April 30, 1996, December 31, 1996, December 31, 1997, December 31, 1998 and December 31, 1999 the Operating Partnership made loans to Michael J. Schall, Executive Vice President and Chief Financial Officer of the Company, in the amount of $50,000 each. Each loan bears interest at 8% per annum, noncompounded, and are due and payable in full, together with all accrued interest, ten years after the date the loans were made. The loans were made to Mr. Schall to pay certain tax liabilities related to Mr. Schall's ownership of interests in the Operating Partnership. During 2003, the largest amount outstanding under the loans was $250,000, together with accrued interest in the amount of $118,666 as of December 31, 2003. As of the Record Date, the entire principal amounts, together with accrued interest, of all the loans were outstanding.

Sale of Series Z-1 Incentive Units

In March 2004, the Operating Partnership sold an aggregate of 93,953 Series Z-1 Incentive Units of limited partnership interest in the Operating Partnership (the "Series Z Incentive Units") to 14 of the Company's officers, including all of the Named Executive Officers, in exchange for aggregate capital commitments of $95,953. Such capital commitments of $1.00 per Series Z-1 Incentive Unit were paid by the Named Executive Officers at the closing of the sale and, for recipients other than the Named Executive Officers are payable on demand, and are to be offset by any distributions paid with respect to such Series Z Incentive Unit, until the capital commitment has been reduced to zero. Such capital commitments do not bear interest. See "Series Z and Series Z-1 Incentive Units."

PROPOSAL NO. 2
APPROVAL OF THE ESSEX PROPERTY TRUST, INC.
2004 STOCK INCENTIVE PLAN

General

The Company's Stockholders are being asked to act upon a proposal to approve the Company's 2004 Stock Incentive Plan (the "2004 Plan"). Approval of the proposal requires the affirmative vote of a majority of the shares of the Company's Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting.

The Company's 1994 Stock Incentive Plan (the "1994 Plan") and the 1994 Non-Employee and Director Stock Incentive Plan (the "1994 Director Plan") terminated in March 2004. In order for the Company to continue to grant options and other equity based awards, it is necessary for the Company to adopt the new 2004 Plan. The 2004 Plan is intended to replace the 1994 Plan and the 1994 Director Plan.

The Board approved the adoption of the 2004 Plan in March 2004, to be effective only upon approval by the Stockholders of the Company at the Annual Meeting. The Board believes that the attraction and retention of high quality personnel are essential to the Company's continued growth and success and that an option plan such as the 2004 Plan is necessary for the Company to remain competitive in its compensation practices.

If approved by the Stockholders, a total of 1,200,000 shares of Common Stock will be initially reserved for issuance under the 2004 Plan, subject to adjustment in the event of a stock split, stock dividend, or other similar change in the Common Stock or capital structure of the Company.

Capitalized terms used in this Proposal No. 2 shall have the same meaning as in the 2004 Plan unless otherwise indicated.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE *FOR* APPROVAL OF THE 2004 PLAN

A general description of the principal terms of the 2004 Plan as proposed is set forth below. This description is qualified in its entirety by the terms of the 2004 Plan, a copy of which is attached to this Proxy Statement as *Appendix B* and is incorporated herein by reference.

General Description

Purpose. The purpose of the 2004 Plan is to provide the Company's employees, directors and consultants, whose present and potential contributions are important to the success of the Company, an incentive, through ownership of the Company's Common Stock, to continue in service to the Company, and to help the Company compete effectively with other enterprises for the services of qualified individuals.

Shares Reserved for Issuance under the 2004 Plan. If approved by the stockholders, a total of 1,200,000 shares of Common Stock will be initially reserved for issuance under the 2004 Plan, subject to adjustment only in the event of a stock split, stock dividend, or other similar change in the common stock or capital structure of the Company. The maximum aggregate number of shares which may be issued pursuant to awards (other than stock appreciation rights and options) is 300,000 shares. The remaining 900,000 shares may only be issued pursuant to stock appreciation rights and options. The maximum number of shares with respect to which options and stock appreciation rights may be granted to a participant during a calendar year is 200,000 shares. In addition, in connection with a participant's commencement of continuous service, a participant may be granted options and stock appreciation rights for up to an additional 100,000 shares which shall not count against the limit set forth in the previous sentence. For awards of restricted stock and restricted stock units that are intended to be performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), the maximum number of shares subject to such awards that may be granted to a participant during a calendar year is 100,000 shares.

Administration. The 2004 Plan is administered, with respect to grants to employees, directors, officers, and consultants, by the plan administrator (the "Administrator"), defined as the Board or one or more committees designated by the Board. Generally, the 2004 Plan will be administered by the Stock Incentive Plan Committee. With respect to grants to officers and directors, the committee shall be constituted in such a manner as to satisfy applicable laws, including Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and Section 162(m) of the Code.

Terms and Conditions of Awards. The 2004 Plan provides for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights and dividend equivalent rights (collectively referred to as "awards"). Stock options granted under the 2004 Plan may be either incentive stock options under the provisions of Section 422 of the Code, or nonqualified stock options. Incentive stock options may be granted only to employees. Awards other than incentive stock options may be granted to employees, directors and consultants. Dividend equivalent rights shall be payable solely in cash and therefore the issuance of dividend equivalent rights shall not be deemed to reduce the maximum aggregate number of shares which may be issued under the Plan. Under the 2004 Plan, awards may be granted to such employees, directors or consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.

Subject to applicable laws, the Administrator has the authority, in its discretion, to select employees, directors and consultants to whom awards may be granted from time to time, to determine whether and to what extent awards are granted, to determine the number of shares of the Company's Common Stock or the amount of other consideration to be covered by each award (subject to the limitations set forth under the above section of this Proposal No. 2, "*Shares Reserved for Issuance under the 2004 Plan*"), to approve award agreements for use under the 2004 Plan, to determine the terms and conditions of any award, to construe and interpret the terms of the 2004 Plan and awards granted, to establish additional terms, conditions, rules or procedures to accommodate the rules or laws of applicable non-U.S. jurisdictions and to take such other action not inconsistent with the terms of the 2004 Plan as the Administrator deems appropriate.

Each award granted under the 2004 Plan shall be designated in an award agreement. In the case of an option, the option shall be designated as either an incentive stock option or a nonqualified stock option. To the extent that the aggregate fair market value of shares of the Company's Common Stock subject to options designated as incentive stock options which become exercisable for the first time by a participant during any calendar year exceeds $100,000, such excess options shall be treated as nonqualified stock options.

The term of any award granted under the 2004 Plan may not be for more than ten years (or five years in the case of incentive stock options granted to any participant who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company), excluding any period for which the participant has elected to defer the receipt of the shares or cash issuable pursuant to the award.

The 2004 Plan authorizes the Administrator to grant options at an exercise price not less than 100% of the fair market value of the common stock on the date the option is granted (or 110%, in the case of incentive stock options granted to any employee who owns stock representing more than 10% of the combined voting power of the Company or any parent or subsidiary of the Company). In the case of a stock appreciation right, the base amount on which the stock appreciation is calculated shall be not less than 100% of the fair market value of the common stock on the date of grant. The exercise price is generally payable in cash, check, shares of common stock or with respect to options, payment through a broker-dealer sale and remittance procedure.

The 2004 Plan provides that (a) any reduction of the exercise price of any option awarded under the 2004 Plan shall be subject to stockholder approval and (b) canceling any option awarded under the 2004 Plan at a time when its exercise price exceeds the fair market value of the underlying shares in exchange for another award shall be subject to stockholder approval.

Under the 2004 Plan, the Administrator may establish one or more programs under the 2004 Plan to permit selected grantees the opportunity to elect to defer receipt of consideration payable under an award. The Administrator also may establish under the 2004 Plan separate programs for the grant of particular forms of awards to one or more classes of grantees. The awards may be granted subject to vesting schedules and restrictions on transfer and repurchase or forfeiture rights in favor of the Company as specified in the award agreements to be issued under the 2004 Plan.

Termination of Service. An award may not be exercised after the termination date of such award as set forth in the award agreement. In the event a participant in the 2004 Plan terminates continuous service with the Company, an award may be exercised only to the extent provided in the award agreement. Where an award agreement permits a participant to exercise an award following termination of service, the award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the award, whichever comes first. Any award designated as an incentive stock option, to the extent not exercised within the time permitted by law for the exercise of incentive stock options following the termination of employment, shall convert automatically to a nonqualified stock option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the award agreement.

Transferability of Awards. Under the 2004 Plan, incentive stock options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Other awards shall be transferable only by will or by the laws of descent or distribution and to the extent provided in the award agreement. The 2004 Plan permits the designation of beneficiaries by holders of awards, including incentive stock options.

Section 162(m) of the Code. The maximum number of shares with respect to which options and stock appreciation rights may be granted to a participant during a calendar year is 200,000 shares. In addition, in connection with a participant's commencement of continuous service, a participant may be granted options and stock appreciation rights for up to an additional 100,000 shares which shall not count against the limit set forth in the previous sentence. The foregoing limitations shall be adjusted proportionately by the Administrator in connection with any change in the Company's capitalization due to a stock split, stock dividend or similar event affecting the common stock of the Company and its determination shall be final, binding and conclusive. Under Code Section 162(m) no deduction is allowed in any taxable year of the Company for compensation in excess of $1 million paid to a Covered Employee. An exception to this rule applies to compensation that is paid pursuant to a stock incentive plan approved by stockholders and that specifies, among other things, the maximum number of shares with respect to which options and stock appreciation rights may be granted to eligible participants under such plan during a specified period. Compensation paid pursuant to options or stock appreciation rights granted under such a plan and with an exercise price equal to the fair market value of the Company's Common Stock on the date of grant is deemed to be inherently performance-based, since such awards provide value to participants only if the stock price appreciates. To the extent required by Section 162(m) of the Code or the regulations thereunder, in applying the foregoing limitation, if any option or stock appreciation right is canceled, the cancelled award shall continue to count against the maximum number of shares of Common Stock with respect to which an award may be granted to a participant.

For awards of restricted stock and restricted stock units that are intended to be performance-based compensation under Section 162(m) of the Code, the maximum number of shares subject to such awards that may be granted to a participant during a calendar year is 100,000 shares. In order for restricted stock and restricted stock units to qualify as performance-based compensation, the Administrator must establish a performance goal with respect to such award in writing not later than 90 days after the commencement of the services to which it relates and while the outcome is substantially uncertain. In addition, the performance goal must be stated in terms of an objective formula or standard. The 2004 Plan contains a list of performance criteria that may be considered by the Administrator when granting performance-based awards.

Change in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of common stock covered by outstanding awards, the number of shares of common stock that have been authorized for issuance under the 2004 Plan, the exercise or purchase price of each outstanding award, the maximum number of shares of common stock that may be granted subject to awards to any participant in a calendar year, and the like, shall be proportionally adjusted by the Administrator in the event of (i) any increase or decrease in the number of issued shares of common stock resulting from a stock split, stock dividend, combination or reclassification or similar event affecting the common stock of the Company, (ii) any other increase or decrease in the number of issued shares of common stock effected without receipt of consideration by the Company or (iii) as the Administrator may determine in its discretion, any other transaction with respect to common stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive.

Corporate Transaction. In the event of a corporate transaction (as defined in the 2004 Plan), all outstanding awards shall automatically become fully vested and exercisable for all of the shares at the time represented by the award, immediately prior to the specified effective date of such corporate transaction. Effective upon the consummation of a corporate transaction, all outstanding awards shall terminate. However, all such awards shall not terminate to the extent the contractual obligations represented by the award are assumed by the successor entity.

Change in Control. In the event of a change in control (as defined in the 2004 Plan), all outstanding awards shall automatically become fully vested and exercisable for all of the shares at the time represented by the award, immediately prior to the specified effective date of such change in control.

Amendment, Suspension or Termination of the 2004 Plan. The Board may at any time amend, suspend or terminate the 2004 Plan. The 2004 Plan will terminate ten years from the date of its approval by the Company's stockholders, unless terminated earlier by the Board. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, the Company shall obtain stockholder approval of any such amendment to the 2004 Plan in such a manner and to such a degree as required.

Certain Federal Tax Consequences

The following summary of the federal income tax consequences of 2004 Plan transactions is based upon federal income tax laws in effect on the date of this proxy statement. This summary does not purport to be complete, and does not discuss, state, local or non-U.S. tax consequences.

Nonqualified Stock Options. The grant of a nonqualified stock option under the 2004 Plan will not result in any federal income tax consequences to the participant or to the Company. Upon exercise of a nonqualified stock option, the participant is subject to income taxes at the rate applicable to ordinary compensation income on the difference between the option exercise price and the fair market value of the shares on the date of exercise. This income is subject to withholding for federal income and employment tax purposes. The Company is entitled to an income tax deduction in the amount of the income recognized by the participant, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the participant's total compensation is deemed reasonable in amount. Any gain or loss on the participant's subsequent disposition of the shares of common stock will receive long or short-term capital gain or loss treatment, depending on whether the shares are held for more than one year following exercise. The Company does not receive a tax deduction for any such gain.

Incentive Stock Options. The grant of an incentive stock option under the 2004 Plan will not result in any federal income tax consequences to the participant or to the Company. A participant recognizes no federal taxable income upon exercising an incentive stock option (subject to the alternative minimum tax rules discussed below), and the Company receives no deduction at the time of exercise. The Internal Revenue Service has issued proposed regulations that would subject participants to withholding at the time participants exercise an incentive stock option for Social Security and Medicare taxes (but not income tax) based upon the excess of the fair market value of the shares on the date of exercise over the exercise price. These proposed regulations, if adopted, would be effective only for the exercise of an incentive stock option that occurs two years after the regulations are issued in final form. In the event of a disposition of stock acquired upon exercise of an incentive stock option, the tax consequences depend upon how long the participant has held the shares of common stock. If the participant does not dispose of the shares within two years after the incentive stock option was granted, nor within one year after the incentive stock option was exercised, the participant will recognize a long-term capital gain (or loss) equal to the difference between the sale price of the shares and the exercise price. The Company is not entitled to any deduction under these circumstances.

If the participant fails to satisfy either of the foregoing holding periods, he or she must recognize ordinary income in the year of the disposition (referred to as a "disqualifying disposition"). The amount of such ordinary income generally is the lesser of (i) the difference between the amount realized on the disposition and the exercise price or (ii) the difference between the fair market value of the stock on the exercise date and the exercise price. Any gain in excess of the amount taxed as ordinary income will be treated as a long or short-term capital gain, depending on whether the stock was held for more than one year. The Company, in the year of the disqualifying disposition, is entitled to a deduction equal to the amount of ordinary income recognized by the participant, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the participant's total compensation is deemed reasonable in amount.

The "spread" under an incentive stock option — i.e., the difference between the fair market value of the shares at exercise and the exercise price — is classified as an item of adjustment in the year of exercise for purposes of the alternative minimum tax. If a participant's alternative minimum tax liability exceeds such participant's regular income tax liability, the participant will owe the larger amount of taxes. In order to avoid the application of alternative minimum tax with respect to incentive stock options, the participant must sell the shares within the same calendar year in which the incentive stock options are exercised. However, such a sale of shares within the same year of exercise will constitute a disqualifying disposition, as described above.

Restricted Stock. The grant of restricted stock will subject the recipient to ordinary compensation income on the difference between the amount paid for such stock and the fair market value of the shares on the date that the restrictions lapse. This income is subject to withholding for federal income and employment tax purposes. The Company is entitled to an income tax deduction in the amount of the ordinary income recognized by the recipient, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the participant's total compensation is deemed reasonable in amount. Any gain or loss on the recipient's subsequent disposition of the shares will receive long or short-term capital gain or loss treatment depending on how long the stock has been held since the restrictions lapsed. The Company does not receive a tax deduction for any such gain.

Recipients of restricted stock may make an election under Section 83(b) of the Code ("Section 83(b) Election") to recognize as ordinary compensation income in the year that such restricted stock is granted, the amount equal to the spread between the amount paid for such stock and the fair market value on the date of the issuance of the stock. If such an election is made, the recipient recognizes no further amounts of compensation income upon the lapse of any restrictions and any gain or loss on subsequent disposition will be long or short-term capital gain to the recipient. The Section 83(b) Election must be made within thirty days from the time the restricted stock is issued.

Stock Appreciation Rights. Recipients of stock appreciation rights ("*SARs*") generally should not recognize income until the SAR is exercised (assuming there is no ceiling on the value of the right). Upon exercise, the participant will normally recognize taxable ordinary income for federal income tax purposes equal to the amount of cash and fair market value the shares, if any, received upon such exercise. Participants who are employees will be subject to withholding for federal income and employment tax purposes with respect to income recognized upon exercise of an SAR. Participants will recognize gain upon the disposition of any shares received on exercise of an SAR equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long or short-term capital gain depending on whether the shares were held for more than one year.

The Company will be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the participant, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the participant's total compensation is deemed reasonable in amount.

Restricted Stock Units. Recipients of restricted stock units generally should not recognize income until such units are converted into cash or shares of stock. Upon conversion, the participant will normally recognize taxable ordinary income for federal income tax purposes equal to the amount of cash and fair market value the shares, if any, received upon such conversion. Participants who are employees will be subject to withholding for federal income and employment tax purposes with respect to income recognized upon conversion of the restricted stock units. Participants will recognize gain upon the disposition of any shares received upon conversion of the restricted stock units equal to the excess of (i) the amount realized on such disposition over (ii) the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long or short-term capital gain depending on whether the shares were held for more than one year.

The Company will be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the participant, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the participant's total compensation is deemed reasonable in amount.

Dividends and Dividend Equivalents. Recipients of stock-based awards that earn dividends or dividend equivalents will recognize taxable ordinary income on any dividend payments received with respect to unvested shares subject to such awards, which income is subject to withholding for federal income and employment tax purposes. The Company is entitled to an income tax deduction in the amount of the income recognized by a participant, subject to possible limitations imposed by Section 162(m) of the Code and so long as the Company withholds the appropriate taxes with respect to such income (if required) and the individual's total compensation is deemed reasonable in amount.

New Plan Benefits

As of the date of this proxy statement, no outside director and no associate of any director or officer has been granted any options subject to Stockholder approval of the proposed 2004 Plan. The benefits to be received pursuant to the 2004 Plan by the directors, officers and employees of the Company and any parent or subsidiary of the Company are not determinable at this time.


PROPOSAL NO. 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS


KPMG LLP served as the Company's independent auditors for the fiscal year ended December 31, 2003 and has been appointed by the Board to continue as the Company's independent auditors for the fiscal year ending December 31, 2004. In the event that ratification of this appointment of auditors is not approved by the affirmative vote of a majority of the votes cast on the matter, then the appointment of independent auditors will be reconsidered by the Board. Unless marked to the contrary, proxies received will be voted FOR ratification of the appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2004.

A representative of KPMG LLP is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement and will be able to respond to appropriate questions.


FEES PAID TO KPMG LLP


Audit and Non-Audit Fees

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of the Company's annual financial statements for the years ended December 31, 2002 and December 31, 2003 and fees billed for other services rendered by KPMG LLP during those periods.

	Fiscal 2003	Fiscal 2002
Audit Fees (1)	$623,740	$461,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	195,748	223,000
All Other Fees (4)	—	—
Total	$819,488	$684,000

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements and review of the interim consolidated financial statements included in quarterly reports and services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.

For each year presented, audit fees included the following:

	Fiscal 2003	Fiscal 2002
Audit and quarterly reviews	$282,040	$244,000
Audit of properties acquired (Rule 3-14)	—	125,000
Audits of investees	149,000	92,000
Audit of discontinued operations, SEC comment letter, S-3 filing relating to the merger with John M. Sachs, Inc.	103,500	—
Comfort letter related to common stock offering	70,000	—
Review of S-3 and consent	19,200	—
	$623,740	$461,000

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." There were no Audit-Related Fees incurred in fiscal 2003 or fiscal 2002.

(3) Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advice and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance and tax planning.

For each year presented, tax fees included the following:

	Fiscal 2003	Fiscal 2002
Federal and state tax returns	$116,680	$ 66,000
Earnings & Profit study	5,100	5,000
Tax consulting	73,968	152,000
Total	$195,748	$223,000

(4) All Other Fees consist of fees for products and services other than the services reported above. There were no fees in this category incurred in fiscal 2003 and fiscal 2002.

In making its recommendation to ratify the appointment of KPMG LLP as the Company's independent auditors for the fiscal year ending December 31, 2004, the Audit Committee has considered whether services other than audit and audit-related services provided by KPMG LLP are compatible with maintaining the independence of KPMG LLP.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissable non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by the independent auditors. Under the policy, pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. In addition, the Audit Committee may also provide pre-approve particular services on a case-by-case basis. For each proposed service, the independent auditor may be required to provide detailed back-up documentation at the time of approval. The status of any pre-approved service is reported at the next regularly scheduled audit committee meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2004

CODE OF ETHICS

The Board of Directors has adopted a Code of Ethics applicable to all directors, officers, and employees of the Company as required by applicable securities laws, rules of the Securities and Exchange Commission, and the listing standards of the New York Stock Exchange. A copy of the Code of Ethics is posted on the Company's Internet website at *www.essexpropertytrust.com.* The Company will post on its website any amendments to, or waivers from, any provision of its Code of Ethics. A copy of the Code of Ethics will be provided to any Stockholder upon written request to Jordan E. Ritter, Corporate Secretary, Essex Property Trust, Inc., 925 East Meadow Drive, Palo Alto, California 94303.

OTHER MATTERS

Deadline for Receipt of Stockholder Proposals

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting. For Stockholder proposals to be considered properly brought before an annual meeting by a Stockholder, the Stockholder must have given timely notice therefor in writing to Jordan E. Ritter, the Secretary of the Company. To be timely for the Company's 2005 Annual Meeting of Stockholders, a Stockholder's notice must be received by the Secretary at the principal executive offices of the Company, no earlier than January 24, 2005 and no later than February 24, 2005. A Stockholder's notice shall set forth (i) as to each person whom the Stockholder proposes to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (ii) as to any other business that the Stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such Stockholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the Stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (a) the name and address of such Stockholder, as they appear on the Company's books, and of such beneficial owner and (b) the number of shares of each class of stock of the Company which are owned beneficially and of record by such Stockholder and such beneficial owner.

Requirements for Stockholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be presented at the Company's 2005 Annual Meeting of Stockholders must be received by the Company not later than December 10, 2004 in order to be considered for inclusion in the Company's proxy materials for that meeting.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors, executive officers and persons who own more than 10% of the Company's Common Stock (collectively, "Reporting Persons") to file with the SEC and the New York Stock Exchange initial reports of ownership and changes in ownership of the Company's Common Stock. Reporting Persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on its review of the copies of such reports received, the Company believes that for the fiscal year ending December 31, 2003, all Reporting Persons complied with all Section 16(a) filing requirements applicable to them, except for one late Form 4 filing by Craig Zimmerman.

Other Matters

The Board is not aware of any other matter to be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, the persons named in the enclosed proxy will act thereon according to their best judgment.

It is important that the proxies be returned promptly and that your shares be represented. Stockholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.


FORM 10-K ANNUAL REPORT


UPON WRITTEN REQUEST TO JORDAN K. RITTER, THE CORPORATE SECRETARY, ESSEX PROPERTY TRUST, INC., 925 EAST MEADOW DRIVE, PALO ALTO, CALIFORNIA 94303, THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON SOLICITED A COPY OF THE ANNUAL REPORT ON FORM 10-K, INCLUDING FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES FILED THEREWITH.

By Order of the Board of Directors



Keith R. Guericke
Vice Chairman of the Board,
Chief Executive Officer and President

April 8, 2004
Palo Alto, California

APPENDIX A

AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER
OF
ESSEX PROPERTY TRUST, INC.

Purposes, Authority & Funding

The audit committee (the "*Committee*") of the Board of Directors (the "*Board*") of Essex Property Trust, Inc., a Maryland corporation (the "*Company*"), is appointed by the Board for the purpose of (1) assisting Board oversight of (a) the integrity of the Company's financial statements, (b) the Company's compliance with legal and regulatory requirements, (c) the Company's independent auditor's qualifications and independence, and (d) the performance of the Company's internal audit function and independent auditors; and (2) preparing an audit committee report as required by the U.S. Securities and Exchange Commission (the "*SEC*") to be included in the Company's annual proxy statement. In so doing, the Committee shall endeavor to maintain free and open communication between the Company's directors, independent auditor and financial management.

The Committee shall have the authority to retain independent legal, accounting or other advisers as it determines necessary to carry out its duties and, if necessary, to institute special investigations. The Committee may request any officer or employee of the Company, or the Company's outside counsel or independent auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. Further, the Committee may request any such officer, employee, outside counsel or independent auditor to provide any pertinent information to the Committee or to any other person or entity designated by the Committee.

The Company shall provide the Committee with appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for the payments of: (1) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (2) compensation to any independent advisers retained by the Committee in carrying out its duties; and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Committee Membership

The members of the Committee (the "*Members*") shall be appointed by the Board and shall serve at the discretion of the Board. The Committee shall consist of at least three (3) Members, each of which shall be a member of the Board. The following membership requirements shall also apply:

(i)   each Member must be "independent" as defined in Section 303A.02 of the rules of the New York Stock Exchange (the "*NYSE*");

(ii) each Member must meet the criteria for independence set forth in Rule 10A-3(b)(1) promulgated under the Securities and Exchange Act of 1934, as amended (the "*Act*"), subject to the exemptions provided in Rule 10A-3(c) under the Act;

(iii) each Member must be financially literate, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Committee; and

(iv) at least one (1) Member must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

If a current Member of the Committee ceases to be independent under the requirements of subparagraphs (i) and (ii) above for reasons outside the Member's reasonable control, the affected Member may remain on the Committee until the earlier of the Company's next annual stockholders meeting or one year from the occurrence of the event that caused the failure to comply with those requirements; provided, however, that when relying on the exception set forth in this sentence the Committee shall cause the Company to provide notice to the NYSE immediately upon learning of the event or circumstance that caused the non-compliance.

Duties & Responsibilities

In fulfilling its purposes as stated in this Charter, the Committee shall undertake the specific duties and responsibilities listed below and such other duties and responsibilities as the Board shall from time to time prescribe, and shall have all powers necessary and proper to fulfill all such duties and responsibilities. Subject to applicable Board and stockholder approvals, the Committee shall:

Financial Statement & Disclosure Matters

1. Review the policies and procedures adopted by the Company to fulfill its responsibilities regarding the fair and accurate presentation of financial statements in accordance with generally accepted accounting principles and applicable rules and regulations of the SEC and the NYSE;

2. Review analyses specifically prepared by management and/or the Company's independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including analyses of the effects of alternative generally accepted accounting principles ("*GAAP*") methods that have a material impact on the financial statements;

3. Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies;

4. Discuss material policies with respect to risk assessment and risk management, and discuss the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

5. Review with the Company's independent auditor, management and internal auditors any information regarding "second" opinions sought by management from an independent auditor with respect to the accounting treatment of a particular event or transaction;

6. Review and discuss with management and the Company's independent auditor the effect of material regulatory and accounting initiatives;

7. Review and discuss with management and the Company's independent auditor off-balance sheet arrangements and aggregate contractual obligations, on the Company's financial statements;

8. Review and discuss reports from the Company's independent auditor regarding: (a) all critical accounting policies and practices to be used by the Company; (b) all alternative treatments of financial information within GAAP that have been discussed with management and are of a material nature, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditor; and (c) other material written communications between the independent auditor and management of a material nature, such as any management letter or schedule of unadjusted differences;

9. Review and discuss with management the Company's audited financial statements. Review and discuss the Company's annual audited financial statements and quarterly financial statements with management and the Company's independent auditor, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

10. Discuss the Company's earnings press releases (including type and presentation of information), as well as supplemental financial information and earnings guidance provided to analysts and ratings agencies;

11. If deemed appropriate, recommend to the Board that the Company's audited financial statements be included in its annual report on Form 10-K for the last fiscal year;

12. Prepare and approve the report required by the rules of the SEC to be included in the Company's annual proxy statement in accordance with the requirements of Item 7(d)(3)(i) of Schedule 14A and Item 306 of Regulation S-K;

13. Periodically meet separately with management, personnel responsible for the internal audit function and with the Company's independent auditor;

Matters Regarding Oversight of the Company's Independent Auditor

14. Be directly responsible, in its capacity as a committee of the Board, for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; provided also that each such registered public accounting firm shall report directly to the Committee;

15. Receive and review a formal written statement and letter from the Company's independent auditor delineating all relationships between the independent auditor and the Company, consistent with Independence Standards Board Standard 1, as may be modified or supplemented;

16. Actively engage in a dialogue with the Company's independent auditor with respect to any disclosed relationship or services that may impact the objectivity and independence of the independent auditor;

17. Establish policies and procedures for review and pre-approval by the Committee of all audit services and permissible non-audit services (including the fees and terms thereof) to be performed by the Company's independent auditor, with exceptions provided for *de minimis* amounts under certain circumstances as permitted by law; provided, however, that: (a) the Committee may delegate to one (1) or more Members the authority to grant such pre-approvals if the pre-approval decisions of any such delegate Member(s) are presented to the Committee at its next-scheduled meeting; and (b) all approvals of non-audit services to be performed by the independent auditor must be disclosed in the Company's applicable periodic reports;

18. Obtain and review, at least annually, a report by the Company's independent auditor describing: (a) the independent auditor's internal quality-control procedures; (b) any material issues raised by the most recent internal quality-control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five (5) years, respecting one or more audits carried out by the independent auditor, and any steps taken to deal with any such issues; and (c) all relationships between the independent auditor and the Company (to assess the auditor's independence);

19. Discuss with the Company's independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented, relating to the conduct of the audit;

20. Review with the Company's independent auditor any significant audit problems, difficulties or disagreements with management that the independent auditor may have encountered, as well as any management letter provided by the independent auditor and the Company's response to that letter, including a review of: (a) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information; (b) any changes required in the planned scope of the internal audit; and (c) the Company's internal audit department's responsibilities, budget and staffing;

21. Review and evaluate the qualifications, performance and independence of the Company's independent auditor and its lead partner, and present the Committee's conclusions to the Board;

22. Oversee the rotation of the lead (or coordinating) audit partner of the Company's independent auditor having primary responsibility for the audit and the audit partner responsible for reviewing the audit at least every five (5) years;

23. Review the Company's annual audited financial statements with management, including a review of major issues regarding accounting and auditing principles and practices, and evaluate the adequacy and effectiveness of internal controls that could significantly affect the Company's financial statements, as well as the adequacy and effectiveness of the Company's disclosure controls and procedures and management's reports thereon;

24. Review major changes to the Company's auditing and accounting principles and practices as suggested by the Company's internal auditors;

Matters Regarding Oversight of the Company's Internal Audit Function

25. Review the appointment of, and any replacement of, the Company's senior internal auditing executive;

26. Review the internal audit charter and annual audit program;

27. Review the significant reports to management prepared by the Company's internal auditing department and management's responses;

Matters Regarding Oversight of Compliance Responsibilities

28. Advise the Board with respect to any issues the Committee observes regarding compliance with applicable laws and regulations;

29. Establish procedures for: (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

30. Review and address any concerns regarding potentially illegal actions raised by the Company's independent auditor pursuant to Section 10A(b) of the Act,;

Additional Duties & Responsibilities

31. Review and reassess the adequacy of the Charter annually;

32. Review and assess the performance and effectiveness of the Committee at least annually;

33. Report regularly to the Board with respect to the Committee's activities and make recommendations as appropriate. Report regularly to the Board, and review with the Board any issues that arise with respect to the quality or integrity of the Company's financial statements, the Company's compliance with legal or regulatory requirements, the performance and independence of the Company's independent auditor, or the performance of the Company's internal audit function;

34. Review with the Company's outside counsel and internal legal counsel any material legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies;

35. Provide oversight and review of the Company's material asset management policies, including an annual review of the Company's material investment policies and, if material, performance for cash and short-term investments; and

36. Take any other actions that the Committee deems necessary or proper to fulfill the purposes and intent of this Charter.

While the Committee has the responsibilities, duties and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Rather, those duties are the responsibility of management and the independent auditor.

Nothing contained in this Charter is intended to alter or impair the operation of the "business judgment rule" as interpreted by the courts under the Maryland State Corporate Law. Further, nothing contained in this Charter is intended to alter or impair the right of the Members to rely, in discharging their duties and responsibilities, on the records of the Company and on other information presented to the Committee, Board or Company by its officers or employees or by outside experts and advisers such as the Company's independent auditor.

Structure & Meetings

The Committee shall conduct its business and meetings in accordance with this Charter, the Company's bylaws and any direction set forth by the Board. The chairperson of the Committee shall be designated by the Board or, in the absence of such a designation, by a majority of the Members. The designated chairperson shall preside at each meeting of the Committee and, in consultation with the other Members, shall set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. In the absence of the designated chairperson at any meeting of the Committee, the Members present at such meeting shall designate a chairperson *pro tem* to serve in that capacity for the purposes of such meeting (not to include any adjournment thereof) by majority vote. The chairperson (other than a chairperson *pro tem*) shall ensure that the agenda for each meeting is distributed to each Member in advance of the applicable meeting.

The Committee shall meet as often as it determines to be necessary and appropriate, but not less than quarterly each year. The Committee may establish its own schedule, provided that it shall provide such schedule to the Board in advance. The chairperson of the Committee or a majority of the Members may call special meetings of the Committee upon notice as is required for special meetings of the Board in accordance with the Company's bylaws. A majority of the appointed Members, but not less than two (2) Members, shall constitute a quorum for the transaction of business. Members may participate in a meeting through use of conference telephone or similar communications equipment, so long as all Members participating in such meeting can hear one another, and such participation shall constitute presence in person at such meeting.

The Committee may meet with any person or entity in executive session as desired by the Committee. The Committee shall meet with the Company's independent auditors, at such times as the Committee deems appropriate, to review the independent auditor's examination and management report.

Unless the Committee by resolution determines otherwise, any action required or permitted to be taken by the Committee may be taken without a meeting if all Members consent thereto in writing and the writing or writings are filed with the minutes of the proceedings of the Committee. The Committee may form and delegate authority to subcommittees when appropriate.

Minutes

The Committee shall maintain written minutes of its meetings, which minutes shall be filed with the minutes of the meetings of the Board.

APPENDIX B

2004 STOCK INCENTIVE PLAN

ESSEX PROPERTY TRUST, INC.

2004 STOCK INCENTIVE PLAN

1.   *Purposes of the Plan.* The purposes of this Plan are to attract and retain the best available personnel, to provide additional incentives to Employees, Directors and Consultants and to promote the success of the Company's business.

2.   *Definitions.* The following definitions shall apply as used herein and in the individual Award Agreements except as defined otherwise in an individual Award Agreement. In the event a term is separately defined in an individual Award Agreement, such definition shall supercede the definition contained in this Section 2.

a.   "*Administrator*" means the Board or any of the Committees appointed to administer the Plan.

b.   "*Affiliate*" and "*Associate*" shall have the respective meanings ascribed to such terms in Rule 12b-2 promulgated under the Exchange Act.

c.   "*Applicable Laws*" means the legal requirements relating to the Plan and the Awards under applicable provisions of federal securities laws, state corporate and securities laws, the Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to Awards granted to residents therein.

d.   "*Assumed*" means that pursuant to a Corporate Transaction either (i) the Award is expressly affirmed by the Company or (ii) the contractual obligations represented by the Award are expressly assumed (and not simply by operation of law) by the successor entity or its Parent in connection with the Corporate Transaction with appropriate adjustments to the number and type of securities of the successor entity or its Parent subject to the Award and the exercise or purchase price thereof which preserves the compensation element of the Award existing at the time of the Corporate Transaction as determined in accordance with the instruments evidencing the agreement to assume the Award.

e.   "*Award*" means the grant of an Option, SAR, Dividend Equivalent Right, Restricted Stock, Restricted Stock Unit or other right or benefit under the Plan.

f.   "*Award Agreement*" means the written agreement evidencing the grant of an Award executed by the Company and the Grantee, including any amendments thereto.

g.   "*Board*" means the Board of Directors of the Company.

h.   "*Cause*" means, with respect to the termination by the Company or a Related Entity of the Grantee's Continuous Service, that such termination is for "Cause" as such term is expressly defined in a then-effective written agreement between the Grantee and the Company or such Related Entity, or in the absence of such then-effective written agreement and definition, is based on, in the determination of the Administrator, the Grantee's: (i) performance of any act or failure to perform any act in bad faith and to the detriment of the Company or a Related Entity; (ii) dishonesty, intentional misconduct or material breach of any agreement with the Company or a Related Entity; or (iii) commission of a crime involving dishonesty, breach of trust, or physical or emotional harm to any person.

i.   "*Change in Control*" means a change in ownership or control of the Company effected through either of the following transactions:

(a)   the direct or indirect acquisition by any person or related group of persons (other than an acquisition from or by the Company or by a Company-sponsored employee benefit plan or by a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer made directly to the Company's stockholders which a majority of the Continuing Directors who are not Affiliates or Associates of the offeror do not recommend such stockholders accept, or

(b)   a change in the composition of the Board over a period of thirty-six (36) months or less such that a majority of the Board members (rounded up to the next whole number) ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who are Continuing Directors.

j.   "*Code*" means the Internal Revenue Code of 1986, as amended.

k.   "*Committee*" means any committee composed of members of the Board appointed by the Board to administer the Plan.

l.   "*Common Stock*" means the common stock of the Company.

m.   "*Company*" means Essex Property Trust, Inc., a Maryland corporation.

n.   "*Consultant*" means any person (other than an Employee or a Director, solely with respect to rendering services in such person's capacity as a Director) who is engaged by the Company or any Related Entity to render consulting or advisory services to the Company or such Related Entity.

o.   "*Continuing Directors*" means members of the Board who either (i) have been Board members continuously for a period of at least thirty-six (36) months or (ii) have been Board members for less than thirty-six (36) months and were elected or nominated for election as Board members by at least a majority of the Board members described in clause (i) who were still in office at the time such election or nomination was approved by the Board.

p.   "*Continuous Service*" means that the provision of services to the Company or a Related Entity in any capacity of Employee, Director or Consultant is not interrupted or terminated. In jurisdictions requiring notice in advance of an effective termination as an Employee, Director or Consultant, Continuous Service shall be deemed terminated upon the actual cessation of providing services to the Company or a Related Entity notwithstanding any required notice period that must be fulfilled before a termination as an Employee, Director or Consultant can be effective under Applicable Laws. A Grantee's Continuous Service shall be deemed to have terminated either upon an actual termination of Continuous Service or upon the entity for which the Grantee provides services ceasing to be a Related Entity. Continuous Service shall not be considered interrupted in the case of (i) any approved leave of absence, (ii) transfers among the Company, any Related Entity, or any successor, in any capacity of Employee, Director or Consultant, or (iii) any change in status as long as the individual remains in the service of the Company or a Related Entity in any capacity of Employee, Director or Consultant (except as otherwise provided in the Award Agreement). An approved leave of absence shall include sick leave, military leave, or any other authorized personal leave. For purposes of each Incentive Stock Option granted under the Plan, if such leave exceeds ninety (90) days, and reemployment upon expiration of such leave is not guaranteed by statute or contract, then the Incentive Stock Option shall be treated as a Non-Qualified Stock Option on the day three (3) months and one (1) day following the expiration of such ninety (90) day period.

q.   "*Corporate Transaction*" means any of the following transactions, provided, however, that the Administrator shall determine under parts (iv) and (v) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a)   a merger or consolidation in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the state in which the Company is incorporated;

(b)   the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c)   the complete liquidation or dissolution of the Company;

(d)   any reverse merger or series of related transactions culminating in a reverse merger (including, but not limited to, a tender offer followed by a reverse merger) in which the Company is the surviving entity but (A) the shares of Common Stock outstanding immediately prior to such merger are converted or exchanged by virtue of the merger into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than forty percent (40%) of the total combined voting power of the Company's outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such merger or the initial transaction culminating in such merger, but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction; or

(e) acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company's outstanding securities but excluding any such transaction or series of related transactions that the Administrator determines shall not be a Corporate Transaction.

r. "*Covered Employee*" means an Employee who is a "covered employee" under Section 162(m)(3) of the Code.

s. "*Director*" means a member of the Board or the board of directors of any Related Entity.

t. "*Disability*" means as defined under the long-term disability policy of the Company or the Related Entity to which the Grantee provides services regardless of whether the Grantee is covered by such policy. If the Company or the Related Entity to which the Grantee provides service does not have a long-term disability plan in place, "Disability" means that a Grantee is unable to carry out the responsibilities and functions of the position held by the Grantee by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Grantee will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Administrator in its discretion.

u. "*Dividend Equivalent Right*" means a right entitling the Grantee to compensation (paid solely in cash) measured by dividends paid with respect to Common Stock.

v. "*Employee*" means any person, including an Officer or Director, who is in the employ of the Company or any Related Entity, subject to the control and direction of the Company or any Related Entity as to both the work to be performed and the manner and method of performance. The payment of a director's fee by the Company or a Related Entity shall not be sufficient to constitute "employment" by the Company.

w. "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

x. "*Fair Market Value*" means, as of any date, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on one or more established stock exchanges or national market systems, including without limitation The Nasdaq National Market or The Nasdaq SmallCap Market of The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Common Stock is listed (as determined by the Administrator) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(b) If the Common Stock is regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such stock as quoted on such system on the date of determination, but if selling prices are not reported, the Fair Market Value of a share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(c) In the absence of an established market for the Common Stock of the type described in (i) and (ii), above, the Fair Market Value thereof shall be determined by the Administrator in good faith.

y. "*Grantee*" means an Employee, Director or Consultant who receives an Award under the Plan.

z. "*Incentive Stock Option*" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

aa. "*Non-Qualified Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

bb. "*Officer*" means a person who is an officer of the Company or a Related Entity within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

cc. "*Option*" means an option to purchase Shares pursuant to an Award Agreement granted under the Plan.

dd. "*Parent*" means a "parent corporation", whether now or hereafter existing, as defined in Section 424(e) of the Code.

ee. "*Performance-Based Compensation*" means compensation qualifying as "performance-based compensation" under Section 162(m) of the Code.

ff. "*Plan*" means this 2004 Stock Incentive Plan.

gg. "*Related Entity*" means any Parent or Subsidiary of the Company and any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or a Subsidiary of the Company holds a substantial ownership interest, directly or indirectly.

hh. "*Replaced*" means that pursuant to a Corporate Transaction the Award is replaced with a comparable stock award or a cash incentive program of the Company, the successor entity (if applicable) or Parent of either of them which preserves the compensation element of such Award existing at the time of the Corporate Transaction and provides for subsequent payout in accordance with the same (or a more favorable) vesting schedule applicable to such Award. The determination of Award comparability shall be made by the Administrator and its determination shall be final, binding and conclusive.

ii. "*Restricted Stock*" means Shares issued under the Plan to the Grantee for such consideration, if any, and subject to such restrictions on transfer, rights of first refusal, repurchase provisions, forfeiture provisions, and other terms and conditions as established by the Administrator.

jj. "*Restricted Stock Units*" means an Award which may be earned in whole or in part upon the passage of time or the attainment of performance criteria established by the Administrator and which may be settled for cash, Shares or other securities or a combination of cash, Shares or other securities as established by the Administrator.

kk. "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act or any successor thereto.

ll. "*SAR*" means a stock appreciation right entitling the Grantee to Shares or cash compensation, as established by the Administrator, measured by appreciation in the value of Common Stock.

mm. "*Share*" means a share of the Common Stock.

nn. "*Subsidiary*" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. *Stock Subject to the Plan.*

a. Subject to the provisions of Section 10, below, the maximum aggregate number of Shares which may be issued pursuant to all Awards (including Incentive Stock Options) is 1,200,000 Shares. Notwithstanding the foregoing, the maximum aggregate number of Shares which may be issued pursuant to Awards (other than SARs and Options) is 300,000 Shares. In addition, Dividend Equivalent Rights shall be payable solely in cash and therefore the issuance of Dividend Equivalent Rights shall not be deemed to reduce the maximum aggregate number of Shares which may be issued under the Plan. The Shares to be issued pursuant to Awards may be authorized, but unissued, or reacquired Common Stock.

b. Any Shares covered by an Award (or portion of an Award) which is forfeited, canceled or expires (whether voluntarily or involuntarily) shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan. Shares that actually have been issued under the Plan pursuant to an Award shall not be returned to the Plan and shall not become available for future issuance under the Plan, except that if unvested Shares are forfeited, or repurchased by the Company at the lower of their original purchase price or their Fair Market Value at the time of repurchase, such Shares shall become available for future grant under the Plan. To the extent not prohibited by Section 422(b)(1) of the Code (and the corresponding regulations thereunder) and Applicable Law, any Shares covered by an Option which are surrendered (i) in payment of the Option exercise price or (ii) in satisfaction of tax withholding obligations incident to the exercise of the Option shall be deemed not to have been issued for purposes of determining the maximum aggregate number of Shares which may be issued under the Plan, unless otherwise determined by the Administrator.

4. *Administration of the Plan.*

a. *Plan Administrator.*

(a) *Administration with Respect to Directors and Officers.* With respect to grants of Awards to Directors or Employees who are also Officers or Directors of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws and to permit such grants and related transactions under the Plan to be exempt from Section 16(b) of the Exchange Act in accordance with Rule 16b-3. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board.

(b) *Administration With Respect to Consultants and Other Employees.* With respect to grants of Awards to Employees or Consultants who are neither Directors nor Officers of the Company, the Plan shall be administered by (A) the Board or (B) a Committee designated by the Board, which Committee shall be constituted in such a manner as to satisfy the Applicable Laws. Once appointed, such Committee shall continue to serve in its designated capacity until otherwise directed by the Board. The Board may authorize one or more Officers to grant such Awards and may limit such authority as the Board determines from time to time.

(c) *Administration With Respect to Covered Employees.* Notwithstanding the foregoing, grants of Awards to any Covered Employee intended to qualify as Performance-Based Compensation shall be made only by a Committee (or subcommittee of a Committee) which is comprised solely of two or more Directors eligible to serve on a committee making Awards qualifying as Performance-Based Compensation. In the case of such Awards granted to Covered Employees, references to the "Administrator" or to a "Committee" shall be deemed to be references to such Committee or subcommittee.

(d) *Administration Errors.* In the event an Award is granted in a manner inconsistent with the provisions of this subsection (a), such Award shall be presumptively valid as of its grant date to the extent permitted by the Applicable Laws.

b. *Powers of the Administrator.* Subject to Applicable Laws and the provisions of the Plan (including any other powers given to the Administrator hereunder), and except as otherwise provided by the Board, the Administrator shall have the authority, in its discretion:

(a) to select the Employees, Directors and Consultants to whom Awards may be granted from time to time hereunder;

(b) to determine whether and to what extent Awards are granted hereunder;

(c) to determine the number of Shares or the amount of other consideration to be covered by each Award granted hereunder;

(d) to approve forms of Award Agreements for use under the Plan;

(e) to determine the terms and conditions of any Award granted hereunder;

(f) to amend the terms of any outstanding Award granted under the Plan, provided that (A) any amendment that would adversely affect the Grantee's rights under an outstanding Award shall not be made without the Grantee's written consent, (B) the reduction of the exercise price of any Option awarded under the

Plan shall be subject to stockholder approval and (C) canceling an Option at a time when its exercise price exceeds the Fair Market Value of the underlying Shares, in exchange for another Option, Restricted Stock, or other Award shall be subject to stockholder approval, unless the cancellation and exchange occurs in connection with a Corporate Transaction;

(g) to construe and interpret the terms of the Plan and Awards, including without limitation, any notice of award or Award Agreement, granted pursuant to the Plan;

(h) to grant Awards to Employees, Directors and Consultants employed outside the United States on such terms and conditions different from those specified in the Plan as may, in the judgment of the Administrator, be necessary or desirable to further the purpose of the Plan; and

(i) to take such other action, not inconsistent with the terms of the Plan, as the Administrator deems appropriate.

c. *Indemnification.* In addition to such other rights of indemnification as they may have as members of the Board or as Officers or Employees of the Company or a Related Entity, members of the Board and any Officers or Employees of the Company or a Related Entity to whom authority to act for the Board, the Administrator or the Company is delegated shall be defended and indemnified by the Company to the extent permitted by law on an after-tax basis against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any claim, investigation, action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any Award granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by the Company) or paid by them in satisfaction of a judgment in any such claim, investigation, action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such claim, investigation, action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct; provided, however, that within thirty (30) days after the institution of such claim, investigation, action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at the Company's expense to defend the same.

5. *Eligibility.* Awards other than Incentive Stock Options may be granted to Employees, Directors and Consultants. Incentive Stock Options may be granted only to Employees of the Company or a Parent or a Subsidiary of the Company. An Employee, Director or Consultant who has been granted an Award may, if otherwise eligible, be granted additional Awards. Awards may be granted to such Employees, Directors or Consultants who are residing in non-U.S. jurisdictions as the Administrator may determine from time to time.

6. *Terms and Conditions of Awards.*

a. *Types of Awards.* The Administrator is authorized under the Plan to award any type of arrangement to an Employee, Director or Consultant that is not inconsistent with the provisions of the Plan and that by its terms involves or might involve the issuance of (i) Shares, (ii) cash or (iii) an Option, a SAR, or similar right with a fixed or variable price related to the Fair Market Value of the Shares and with an exercise or conversion privilege related to the passage of time, the occurrence of one or more events, or the satisfaction of performance criteria or other conditions. Such awards include, without limitation, Options, SARs, sales or bonuses of Restricted Stock, Restricted Stock Units or Dividend Equivalent Rights, and an Award may consist of one such security or benefit, or two (2) or more of them in any combination or alternative.

b. *Designation of Award.* Each Award shall be designated in the Award Agreement. In the case of an Option, the Option shall be designated as either an Incentive Stock Option or a Non-Qualified Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of Shares subject to Options designated as Incentive Stock Options which become exercisable for the first time by a Grantee during any calendar year (under all plans of the Company or any Parent or Subsidiary of the Company) exceeds $100,000, such excess Options, to the extent of the Shares covered thereby in excess of the foregoing limitation, shall be treated as Non-Qualified Stock Options. For this purpose, Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares shall be determined as of the grant date of the relevant Option.

c.   *Conditions of Award.* Subject to the terms of the Plan, the Administrator shall determine the provisions, terms, and conditions of each Award including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, Shares, or other consideration) upon settlement of the Award, payment contingencies, and satisfaction of any performance criteria. The performance criteria established by the Administrator may be based on any one of, or combination of, the following: (i) increase in share price, (ii) earnings per share, (iii) total stockholder return, (iv) operating margin, (v) gross margin, (vi) return on equity, (vii) return on assets, (viii) return on investment, (ix) operating income, (x) net operating income, (xi) pre-tax profit, (xii) cash flow, (xiii) revenue, (xiv) expenses, (xv) earnings before interest, taxes and depreciation, (xvi) economic value added, (xvii) market share, (xviii) personal management objectives, and (xix) other measures of performance selected by the Administrator. Partial achievement of the specified criteria may result in a payment or vesting corresponding to the degree of achievement as specified in the Award Agreement.

d.   *Acquisitions and Other Transactions.* The Administrator may issue Awards under the Plan in settlement, assumption or substitution for, outstanding awards or obligations to grant future awards in connection with the Company or a Related Entity acquiring another entity, an interest in another entity or an additional interest in a Related Entity whether by merger, stock purchase, asset purchase or other form of transaction.

e.   *Deferral of Award Payment.* The Administrator may establish one or more programs under the Plan to permit selected Grantees the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of performance criteria, or other event that absent the election would entitle the Grantee to payment or receipt of Shares or other consideration under an Award. The Administrator may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Administrator deems advisable for the administration of any such deferral program.

f.   *Separate Programs.* The Administrator may establish one or more separate programs under the Plan for the purpose of issuing particular forms of Awards to one or more classes of Grantees on such terms and conditions as determined by the Administrator from time to time.

g.   *Individual Limitations on Awards.*

(a)   *Individual Limit for Options and SARs.* The maximum number of Shares with respect to which Options and SARs may be granted to any Grantee in any calendar year shall be 200,000 Shares. In connection with a Grantee's commencement of Continuous Service, a Grantee may be granted Options or SARs for up to an additional 100,000 Shares which shall not count against the limit set forth in the previous sentence. The foregoing limitations shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below. To the extent required by Section 162(m) of the Code or the regulations thereunder, in applying the foregoing limitations with respect to a Grantee, if any Option or SAR is canceled, the canceled Option or SAR shall continue to count against the maximum number of Shares with respect to which Options and SARs may be granted to the Grantee. For this purpose, the repricing of an Option (or in the case of a SAR, the base amount on which the stock appreciation is calculated is reduced to reflect a reduction in the Fair Market Value of the Common Stock) shall be treated as the cancellation of the existing Option or SAR and the grant of a new Option or SAR.

(b)   *Individual Limit for Restricted Stock and Restricted Stock Units.* For awards of Restricted Stock and Restricted Stock Units that are intended to be Performance-Based Compensation, the maximum number of Shares with respect to which such Awards may be granted to any Grantee in any calendar year shall be 100,000 Shares. The foregoing limitation shall be adjusted proportionately in connection with any change in the Company's capitalization pursuant to Section 10, below.

(c)   *Deferral.* If the vesting or receipt of Shares under an Award is deferred to a later date, any amount (whether denominated in Shares or cash) paid in addition to the original number of Shares subject to such Award will not be treated as an increase in the number of Shares subject to the Award if the additional amount is based either on a reasonable rate of interest or on one or more predetermined actual investments such that the amount payable by the Company at the later date will be based on the actual rate of return of a specific investment (including any decrease as well as any increase in the value of an investment).

h. *Term of Award.* The term of each Award shall be no more than ten (10) years from the date of grant thereof (excluding any period for which the Grantee has elected to defer the receipt of the Shares or cash issuable pursuant to the Award). In the case of an Incentive Stock Option granted to a Grantee who, at the time the Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the term of the Incentive Stock Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement (excluding any period for which the Grantee has elected to defer the receipt of the Shares issuable pursuant to the Incentive Stock Option).

i. *Transferability of Awards.* Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Grantee, only by the Grantee. Other Awards shall be transferable by will and by the laws of descent and distribution and, during the lifetime of the Grantee, to the extent and in the manner determined by the Administrator. Notwithstanding the foregoing, the Grantee may designate a beneficiary of the Grantee's Award in the event of the Grantee's death on a beneficiary designation form provided by the Administrator.

j. *Time of Granting Awards.* The date of grant of an Award shall for all purposes be the date on which the Administrator makes the determination to grant such Award, or such other date as is determined by the Administrator.

7. *Award Exercise or Purchase Price, Consideration and Taxes.*

a. *Exercise or Purchase Price.* The exercise or purchase price, if any, for an Award shall be as follows:

(a) In the case of an Incentive Stock Option:

(i) granted to an Employee who, at the time of the grant of such Incentive Stock Option owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary of the Company, the per Share exercise price shall be not less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant; or

(ii) granted to any Employee other than an Employee described in the preceding paragraph, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(b) In the case of a Non-Qualified Stock Option, the per Share exercise price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(c) In the case of a SAR, the base amount on which the stock appreciation is calculated shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(d) In the case of Awards intended to qualify as Performance-Based Compensation, the exercise or purchase price shall be not less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant.

(e) In the case of other Awards, such price as is determined by the Administrator.

(f) Notwithstanding the foregoing provisions of this Section 7a, in the case of an Award issued pursuant to Section 6.d, above, the exercise or purchase price for the Award shall be determined in accordance with the provisions of the relevant instrument evidencing the agreement to issue such Award.

b. *Consideration.* Subject to Applicable Laws, the consideration to be paid for the Shares to be issued upon exercise or purchase of an Award including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option, shall be determined at the time of grant). In addition to any other types of consideration the Administrator may determine, the Administrator is authorized to accept as consideration for Shares issued under the Plan the following:

(a) cash;

(b) check;

(c) surrender of Shares or delivery of a properly executed form of attestation of ownership of Shares as the Administrator may require which have a Fair Market Value on the date of surrender or attestation equal to the aggregate exercise price of the Shares as to which said Award shall be exercised, provided, however, that Shares acquired under the Plan or any other equity compensation plan or agreement of the Company must have been held by the Grantee for a period of more than six (6) months (and not used for another Award exercise by attestation during such period);

(d) with respect to Options, payment through a broker-dealer sale and remittance procedure pursuant to which the Grantee (A) shall provide written instructions to a Company designated brokerage firm to effect the immediate sale of some or all of the purchased Shares and remit to the Company sufficient funds to cover the aggregate exercise price payable for the purchased Shares and (B) shall provide written directives to the Company to deliver the certificates for the purchased Shares directly to such brokerage firm in order to complete the sale transaction; or

(e) any combination of the foregoing methods of payment.

The Administrator may at any time or from time to time, by adoption of or by amendment to the standard forms of Award Agreement described in Section 4(b)(iv), or by other means, grant Awards which do not permit all of the foregoing forms of consideration to be used in payment for the Shares or which otherwise restrict one or more forms of consideration.

c. *Taxes.* No Shares shall be delivered under the Plan to any Grantee or other person until such Grantee or other person has made arrangements acceptable to the Administrator for the satisfaction of any United States federal, state, local or non-U.S. income and employment tax withholding obligations, including, without limitation, obligations incident to the receipt of Shares or the disqualifying disposition of Shares received on exercise of an Incentive Stock Option. Upon exercise of an Award the Company shall withhold or collect from Grantee an amount sufficient to satisfy such tax obligations.

8. *Exercise of Award.*

a. *Procedure for Exercise; Rights as a Stockholder.*

(a) Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator under the terms of the Plan and specified in the Award Agreement.

(b) An Award shall be deemed to be exercised when written notice of such exercise has been given to the Company in accordance with the terms of the Award by the person entitled to exercise the Award and full payment for the Shares with respect to which the Award is exercised, including, to the extent selected, use of the broker-dealer sale and remittance procedure to pay the purchase price as provided in Section 7.b(d).

b. *Exercise of Award Following Termination of Continuous Service.*

(a) An Award may not be exercised after the termination date of such Award set forth in the Award Agreement and may be exercised following the termination of a Grantee's Continuous Service only to the extent provided in the Award Agreement.

(b) Where the Award Agreement permits a Grantee to exercise an Award following the termination of the Grantee's Continuous Service for a specified period, the Award shall terminate to the extent not exercised on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

(c) Any Award designated as an Incentive Stock Option to the extent not exercised within the time permitted by law for the exercise of Incentive Stock Options following the termination of a Grantee's Continuous Service shall convert automatically to a Non-Qualified Stock Option and thereafter shall be exercisable as such to the extent exercisable by its terms for the period specified in the Award Agreement.

9. *Conditions Upon Issuance of Shares.*

a. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares pursuant thereto shall comply with all Applicable Laws, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

b. As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any Applicable Laws.

10. *Adjustments Upon Changes in Capitalization.* Subject to any required action by the stockholders of the Company, the number of Shares covered by each outstanding Award, and the number of Shares which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan, the exercise or purchase price of each such outstanding Award, the maximum number of Shares with respect to which Awards may be granted to any Grantee in any calendar year, as well as any other terms that the Administrator determines require adjustment shall be proportionately adjusted for (i) any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Shares, or similar transaction affecting the Shares, (ii) any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company, or (iii) as the Administrator may determine in its discretion, any other transaction with respect to Common Stock including a corporate merger, consolidation, acquisition of property or stock, separation (including a spin-off or other distribution of stock or property), reorganization, liquidation (whether partial or complete) or any similar transaction; provided, however that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator and its determination shall be final, binding and conclusive. Except as the Administrator determines, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason hereof shall be made with respect to, the number or price of Shares subject to an Award.

11. *Corporate Transactions and Changes in Control.*

a. *Termination of Award to Extent Not Assumed in Corporate Transaction.* Effective upon the consummation of a Corporate Transaction, all outstanding Awards under the Plan shall terminate. However, all such Awards shall not terminate to the extent they are Assumed in connection with the Corporate Transaction.

b. *Acceleration of Award Upon Corporate Transaction or Change in Control.*

(i) *Corporate Transaction.* Except as provided otherwise in an individual Award Agreement, in the event of a Corporate Transaction and irrespective of whether the Award is Assumed or Replaced, each Award which is at the time outstanding under the Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value), immediately prior to the specified effective date of such Corporate Transaction, for all of the Shares at the time represented by such Award, provided that the Grantee's Continuous Service has not terminated prior to such date. The portion of the Award that is not Assumed shall terminate under subsection (a) of this Section 11 to the extent not exercised prior to the consummation of such Corporate Transaction.

(ii) *Change in Control.* In the event of a Change in Control (other than a Change in Control which also is a Corporate Transaction), each Award which is at the time outstanding under the Plan automatically shall become fully vested and exercisable and be released from any repurchase or forfeiture rights (other than repurchase rights exercisable at Fair Market Value), immediately prior to the specified effective date of such

Change in Control, for all of the Shares at the time represented by such Award, provided that the Grantee's Continuous Service has not terminated prior to such date.

(iii) *Discretion of Administrator.* Notwithstanding the foregoing, the Administrator, in its discretion, may prevent the acceleration of vesting and release from any restrictions on transfer and repurchase or forfeiture rights of any outstanding Award with respect to any Corporate Transaction or Change in Control.

c. *Effect of Acceleration on Incentive Stock Options.* Any Incentive Stock Option accelerated under this Section 11 in connection with a Corporate Transaction or Change in Control shall remain exercisable as an Incentive Stock Option under the Code only to the extent the $100,000 dollar limitation of Section 422(d) of the Code is not exceeded. To the extent such dollar limitation is exceeded, the excess Options shall be treated as Non-Qualified Stock Options.

12. *Effective Date and Term of Plan.* The Plan shall become effective upon its approval by the stockholders of the Company. It shall continue in effect for a term of ten (10) years unless sooner terminated. Subject to Applicable Laws, Awards may be granted under the Plan upon its becoming effective.

13. *Amendment, Suspension or Termination of the Plan.*

a. The Board may at any time amend, suspend or terminate the Plan; provided, however, that no such amendment shall be made without the approval of the Company's stockholders to the extent such approval is required by Applicable Laws, or if such amendment would change any of the provisions of Section 4(b)(vi) or this Section 13(a).

b. No Award may be granted during any suspension of the Plan or after termination of the Plan.

c. No suspension or termination of the Plan (including termination of the Plan under Section 12, above) shall adversely affect any rights under Awards already granted to a Grantee.

14. *Reservation of Shares.*

a. The Company, during the term of the Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

b. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

15. *No Effect on Terms of Employment/Consulting Relationship.* The Plan shall not confer upon any Grantee any right with respect to the Grantee's Continuous Service, nor shall it interfere in any way with his or her right or the right of the Company or any Related Entity to terminate the Grantee's Continuous Service at any time, with or without Cause, and with or without notice. The ability of the Company or any Related Entity to terminate the employment of a Grantee who is employed at will is in no way affected by its determination that the Grantee's Continuous Service has been terminated for Cause for the purposes of this Plan.

16. *No Effect on Retirement and Other Benefit Plans.* Except as specifically provided in a retirement or other benefit plan of the Company or a Related Entity, Awards shall not be deemed compensation for purposes of computing benefits or contributions under any retirement plan of the Company or a Related Entity, and shall not affect any benefits under any other benefit plan of any kind or any benefit plan subsequently instituted under which the availability or amount of benefits is related to level of compensation. The Plan is not a "Retirement Plan" or "Welfare Plan" under the Employee Retirement Income Security Act of 1974, as amended.

17. *Unfunded Obligation.* Grantees shall have the status of general unsecured creditors of the Company. Any amounts payable to Grantees pursuant to the Plan shall be unfunded and unsecured obligations for all purposes, including, without limitation, Title I of the Employee Retirement Income Security Act of 1974, as amended. Neither the Company nor any Related Entity shall be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Company

shall retain at all times beneficial ownership of any investments, including trust investments, which the Company may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Grantee account shall not create or constitute a trust or fiduciary relationship between the Administrator, the Company or any Related Entity and a Grantee, or otherwise create any vested or beneficial interest in any Grantee or the Grantee's creditors in any assets of the Company or a Related Entity. The Grantees shall have no claim against the Company or any Related Entity for any changes in the value of any assets that may be invested or reinvested by the Company with respect to the Plan.

18. *Construction.* Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.